Exhibit 99.2

Enesoon New Energy Limited and Subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS

as of June 30, 2020, 2019 and 2018

ENESOON NEW ENERGY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Enesoon New Energy Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Enesoon New Energy Limited and Subsidiaries (collectively, the “Company”) as of June 30, 2020, 2019 and 2018, and the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended June 30, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, 2019 and 2018, and the results of its operations, and its cash flows for each of the years in the three-year period ended June 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2019.

New York, New York

April 20, 2021, except for Notes 2 and 23 which are dated June 28, 2021

ENESOON NEW ENERGY LIMITED

CONSOLIDATED BALANCE SHEETS

	June 30,	June 30,	June 30,	June 30,
	2018	2019	2020	2020
ASSETS	RMB	RMB	RMB	US$
CURRENT ASSETS:
Cash	30,457,135	18,977,989	3,464,049	490,304
Restricted cash	2,777,778	8,600,006	2,491,788	352,690
Accounts receivable, net	95,389,971	272,346,639	320,208,141	45,322,521
Loan receivables, net	20,350,000	4,592,274	18,053,930	2,555,368
Advances to suppliers, net	64,234,436	36,638,978	62,644,804	8,866,797
Prepayments, deposits and other assets, net	14,638,657	12,837,922	7,153,228	1,012,474
Receivable from disposition – current	-	-	36,439,203	5,157,634
Assets held for sale	25,548,700	-	-	-
Due from related parties	22,271,619	2,425,434	786,207	111,280
TOTAL CURRENT ASSETS	275,668,296	356,419,242	451,241,350	63,869,068

Property and equipment, net	14,634,093	20,928,674	16,877,882	2,388,909
Intangible assets, net	63,147	123,558	245,236	34,711
Prepayments, deposits and other assets	5,520,423	2,608,045	1,801,860	255,037
Receivables from disposition - non current	-	-	34,064,501	4,821,517
Long-term investment-related parties	-	-	3,000,000	424,622
Investment in debt security	-	25,014,961	25,013,661	3,540,454
Assets held for sale	88,826,486	-	-	-
Long-term investments, net	30,300,000	18,600,000	75,089,998	10,628,299
Deferred tax assets, net	9,122,243	11,265,787	10,931,965	1,547,319
TOTAL ASSETS	424,134,688	434,960,267	618,266,453	87,509,936

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Bank loans – short term	38,219,377	12,832,667	8,766,666	1,240,841
Current maturities of long-term loan	-	767,213	2,583,698	365,699
Accounts payable	36,970,305	13,168,778	27,253,004	3,857,412
Notes payable	-	6,245,000	-	-
Accrued expenses and other liabilities	3,756,750	11,264,809	7,548,273	1,068,389
Loans from third parties	-	6,600,000	9,127,172	1,291,867
Due to an equity investment partner	14,832,540	-	-	-
Advances from customers	3,901,693	2,352,025	2,479,980	351,018
Due to related parties	2,510,049	17,580,500	3,944,541	558,314
Taxes payable	7,934,156	27,972,669	65,366,229	9,251,989
Liabilities held for sale	47,748,438	-	-	-
TOTAL CURRENT LIABILITIES	155,873,308	98,783,661	127,069,563	17,985,529

Bank loans – long-term	-	2,685,246	13,621,770	1,928,036
TOTAL LIABILITIES	155,873,308	101,468,907	140,691,333	19,913,565

COMMITMENTS AND CONTINGENCIES

EQUITY:
Ordinary Shares, US$0.01 par value, 120,000,000 shares authorized, 111,111,111 shares issued and outstanding at June 30, 2018, 2019 and 2020*	7,627,778	7,627,778	7,627,778	1,079,642
Additional paid-in capital	276,410,870	201,440,259	201,440,259	28,512,018
Statutory reserves	24,532,873	36,365,281	43,865,453	6,208,752
(Accumulated deficit) retained earnings	(48,621,600)	78,159,338	210,005,797	29,724,391
Accumulated other comprehensive income	357,234	622,705	513,380	72,665
TOTAL SHAREHOLDERS’ EQUITY	260,307,155	324,215,361	463,452,667	65,597,468
Non-controlling interests	7,954,225	9,275,999	14,122,453	1,998,903
TOTAL EQUITY	268,261,380	333,491,360	477,575,120	67,596,371

TOTAL LIABILITIES AND EQUITY	424,134,688	434,960,267	618,266,453	87,509,936

*	Shares and per share data are presented on a retroactive basis to reflect the recapitalization

The accompanying notes are an integral part of these consolidated financial statements.

ENESOON NEW ENERGY LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended June 30,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
REVENUES
Engineering consulting service	112,883,019	189,386,932	198,627,240	28,113,861
Engineering consulting service-related parties	-	33,789,431	1,846,699	261,383
Engineering, procurement and construction service	22,115,125	34,813,859	65,116,235	9,216,605
Product revenue	85,488,825	6,215,575	3,179,749	450,064
Product sales-related party	-	-	1,571,686	222,458
Operating and maintenance services	1,415,818	2,219,392	1,515,164	214,458
Total revenues	221,902,787	266,425,189	271,856,773	38,478,829

COST OF REVENUES
Engineering consulting service	2,483,036	8,038,514	5,222,326	739,172
Engineering consulting service-related parties	-	118,906	1,214,010	171,832
Engineering, procurement and construction service	19,097,787	19,403,725	47,858,509	6,773,932
Product revenue	75,513,031	5,618,172	2,715,180	384,309
Product sales-related party	-	-	1,261,705	178,583
Operating and maintenance services	1,149,408	2,170,975	1,333,956	188,809
Total cost of revenues	98,243,262	35,350,292	59,605,686	8,436,637
GROSS PROFIT	123,659,525	231,074,897	212,251,087	30,042,192

OPERATING EXPENSES
Selling expenses	6,406,986	3,065,935	1,594,618	225,704
General and administrative expenses	51,866,867	38,786,681	26,909,518	3,808,795
Impairment of goodwill	1,273,916	-	-	-
Impairment of long-term investment	-	-	600,000	84,924
Provision for doubtful accounts	19,070,225	20,881,644	460,566	65,189
Research and development expenses	12,775,090	17,767,659	15,123,814	2,140,637
Total operating expenses	91,393,084	80,501,919	44,688,516	6,325,249
INCOME FROM OPERATIONS	32,266,441	150,572,978	167,562,571	23,716,943

OTHER INCOME (EXPENSE)
Interest income	984,302	2,008,404	2,061,028	291,720
Interest expense	(2,101,255)	(2,351,112)	(3,439,534)	(486,834)
Share of losses in equity method investments	(1,220,773)	-	(2)	-
Imputed interest of receivable from disposition	-	-	2,401,579	339,921
Gain (loss) from disposal of subsidiaries	-	12,680,885	(1,739,421)	(246,199)
Government subsidy	1,455,264	1,121,776	3,437,877	486,600
Other income (expense), net	(235,524)	121,142	2,789,976	394,895
Total other income (expense), net	(1,117,986)	13,581,095	5,511,503	780,103

INCOME BEFORE INCOME TAXES	31,148,455	164,154,073	173,074,074	24,497,046

INCOME TAXES PROVISION	15,190,382	25,093,200	24,394,718	3,452,848

NET INCOME FROM CONTINUING OPERATIONS	15,958,073	139,060,873	148,679,356	21,044,198
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAXES	(4,284,018)	5,059,998	-	-
NET INCOME	11,674,055	144,120,871	148,679,356	21,044,198
Less: Income from continuing operations attributable to non-controlling interests	1,063,678	5,507,525	3,622,566	512,741
NET INCOME ATTRIBUTABLE TO THE COMPANY	10,610,377	138,613,346	145,056,790	20,531,457

The accompanying notes are an integral part of these consolidated financial statements.

ENESOON NEW ENERGY LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

COMPREHENSIVE INCOME
NET INCOME	11,674,055	144,120,871	148,679,356	21,044,198
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	101,548	265,471	(109,325)	(15,474)
COMPREHENSIVE INCOME	11,775,603	144,386,342	148,570,031	21,028,724
Less: comprehensive income attributable to non-controlling interests	1,063,678	5,507,525	3,622,566	512,741
COMPREHENSIVE INCOME ATTRIBUTABLE TO THE COMPANY	10,711,925	138,878,817	144,947,465	20,515,983

NET INCOME (LOSS) ATTRIBUTABLE TO THE COMPANY
Continuing operations	14,894,395	133,553,348	145,056,790	20,531,457
Discontinued operations	(4,284,018)	5,059,998	-	-
Total	10,610,377	138,613,346	145,056,790	20,531,457

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO THE COMPANY*
Continuing operations	0.13	1.20	1.31	0.18
Discontinued operations	(0.04)	0.05	-	-
Total	0.09	1.25	1.31	0.18

Weighted average number of shares outstanding*
Basic and diluted	111,111,111	111,111,111	111,111,111	111,111,111

*	Shares and per share data are presented on a retroactive basis to reflect the recapitalization

The accompanying notes are an integral part of these consolidated financial statements.

ENESOON NEW ENERGY LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary Shares		Additional Paid-in	Statutory	Retained Earnings (Accumulated	Accumulated Other Comprehensive	Non- controlling
	Shares*	Amount*	Capital	Reserves	Deficit)	Income	interests	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at July 1, 2017	111,111,111	7,627,778	873,406	-	(34,699,104)	255,686	1,490,547	(24,451,687)
Shareholders’ contribution	-	-	342,770,000	-	-	-	5,400,000	348,170,000
Deemed distribution to shareholders	-	-	(67,232,536)	-	-	-	-	(67,232,536)
Net income for the year	-	-	-	-	10,610,377	-	1,063,678	11,674,055
Statutory reserves	-	-	-	24,532,873	(24,532,873)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	101,548	-	101,548
Balance at June 30, 2018	111,111,111	7,627,778	276,410,870	24,532,873	(48,621,600)	357,234	7,954,225	268,261,380
Shareholders’ contribution	-	-	-	-	-	-	450,000	450,000
Disposal of subsidiaries	-	-	-	-	-	-	(896,092)	(896,092)
Deemed Distribution to shareholders	-	-	(74,970,611)	-	-	-	-	(74,970,611)
Net income for the year	-	-	-	-	138,613,346	-	5,507,525	144,120,871
Statutory reserves	-	-	-	11,832,408	(11,832,408)	-	-	-
Distribution to non-controlling shareholders	-	-	-	-	-	-	(3,739,659)	(3,739,659)
Foreign currency translation adjustment	-	-	-	-	-	265,471	-	265,471
Balance at June 30, 2019	111,111,111	7,627,778	201,440,259	36,365,281	78,159,338	622,705	9,275,999	333,491,360
Shareholders’ contribution	-	-	-	-	-	-	2,240,000	2,240,000
Disposal of subsidiaries	-	-	-	-	-	-	(1,016,112)	(1,016,112)
Net income for the year	-	-	-	-	145,056,790	-	3,622,566	148,679,356
Statutory reserves	-	-	-	7,500,172	(7,500,172)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(109,325)	-	(109,325)
Distribution to shareholders	-	-	-	-	(5,710,159)	-	-	(5,710,159)
Balance at June 30, 2020	111,111,111	7,627,778	201,440,259	43,865,453	210,005,797	513,380	14,122,453	477,575,120
Balance at June 30, 2020 (USD)	111,111,111	1,079,642	28,512,018	6,208,752	29,724,391	72,665	1,998,903	67,596,371

*	Shares and per share data are presented on a retroactive basis to reflect the recapitalization

The accompanying notes are an integral part of these consolidated financial statements.

ENESOON NEW ENERGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Total net income	11,674,055	144,120,871	148,679,356	21,044,198
Less: net income (loss) from discontinued operations	(4,284,018)	5,059,998	-	-
Net income from continuing operations	15,958,073	139,060,873	148,679,356	21,044,198

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,537,280	2,057,509	2,631,469	372,460
Gain on disposition of property and equipment	(28,708)	(29,974)	-	-
Impairment of goodwill	1,273,916	-	-	-
Provision for doubtful accounts	19,070,225	20,881,644	460,566	65,189
Impairment of long-term investment	-	-	600,000	84,924
Deferred tax (benefit) provision	(3,495,479)	(2,104,330)	333,822	47,249
Share of losses in equity method investments	1,220,773	-	2	-
(Gain) loss from disposal of subsidiaries	-	(12,680,885)	1,739,422	246,199
Interest income recognized on receivable from disposition	-	-	(2,401,579)	(339,921)
Changes in operating assets and liabilities:
Accounts receivable	(49,515,141)	(190,691,635)	(45,247,234)	(6,404,330)
Accounts receivable-related parties	-	-	(3,517,250)	(497,834)
Prepayments, deposits and other assets	(994,319)	(13,677,664)	5,082,412	719,369
Advance to suppliers	(64,352,925)	(29,017,105)	(25,048,188)	(3,545,341)
Accounts payable	(2,147,652)	(10,529,351)	18,055,025	2,555,523
Accrued expenses and other liabilities	(10,197,926)	19,720,855	4,073,855	576,617
Advance from customers	209,927	(1,338,905)	195,771	27,710
Taxes payable	1,218,269	18,017,457	37,588,294	5,320,278
Prepayments, deposits and other assets - noncurrent	(2,057,029)	2,617,881	833,124	117,921
NET CASH PROVIDED BY (USED IN) CONTINUING OPERATING ACTIVITIES	(97,053,590)	(57,713,630)	144,058,867	20,390,211
NET CASH PROVIDED BY (USED IN) DISCONTINUED OPERATING ACTIVITIES	(4,752,874)	7,979,267	-	-
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(97,216,604)	(49,734,363)	144,058,867	20,390,211

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(7,188,571)	(17,143,664)	(219,598)	(31,082)
Purchase of intangible assets	(40,803)	(121,252)	(179,712)	(25,437)
Proceeds from disposal of property and equipment	134,233	35,000	-	-
Payments for business acquisition, net of cash acquired	(975,955)	-	-	-
Proceeds from disposal of subsidiaries, net of cash disposed	-	79,544,000	23,967,674	3,392,405
Loans to third parties	(29,050,000)	(13,105,240)	(44,241,054)	(6,261,915)
Collection of loans from third parties	8,110,000	20,350,000	1,400,000	198,157
Investment in equity investees	(30,200,000)	(47,423,575)	(125,089,998)	(17,705,340)
Long-term investment-related parties	-	-	(3,000,000)	(424,622)
Investment in debt security	-	(25,014,961)	(2,026,023)	(286,765)
NET CASH USED IN CONTINUING INVESTING ACTIVITIES	(59,211,096)	(2,879,692)	(149,388,711)	(21,144,599)
NET CASH USED IN DISCONTINUED INVESTING ACTIVITIES	(24,708,687)	(3,006,133)	-	-
NET CASH USED IN INVESTING ACTIVITIES	(83,919,783)	(5,885,825)	(149,388,711)	(21,144,599)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments to related parties	(104,818,486)	(55,602)	(60,165,520)	(8,515,877)
Repayments from related parties	-	61,607,162	40,542,921	5,738,478
Proceeds from loans from third parties	-	6,600,000	17,402,173	2,463,118
Repayment to third parties	-	-	(14,875,000)	(2,105,420)
Proceeds from notes payable	-	6,245,000	-	-
Repayment of notes payable	-	-	(6,245,000)	(883,922)
Proceeds from bank loans – short term	38,552,777	20,473,213	9,590,000	1,357,376
Repayments of short-term bank loans	(32,083,400)	(43,317,710)	(13,433,213)	(1,901,348)
Proceeds from bank loans – long term	-	3,132,787	13,000,000	1,840,031
Repayments of long-term bank loans	-	(447,541)	(472,748)	(66,913)
Capital contributed by controlling shareholders	342,770,000	-	-	-
Capital contributed by non-controlling shareholders	5,400,000	450,000	2,240,000	317,050

ENESOON NEW ENERGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

Deemed distribution to shareholder	(67,232,536)	-	-	-
Distribution to non-controlling shareholders	-	-	(3,739,659)	(529,314)
NET CASH PROVIDED BY (USED IN) CONTINUING FINANCING ACTIVITIES	182,588,355	54,687,309	(16,156,046)	(2,286,741)
NET CASH PROVIDED BY (USED IN) DISCONTINUED FINANCING ACTIVITIES	(24,330,744)	(5,529,056)	-	-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	206,919,099	49,158,253	(16,156,046)	(2,286,741)

EFFECT OF CHANGES OF FOREIGN EXCHANGE RATES ON CASH	172,595	249,095	(136,268)	(19,289)
NET INCREASE (DECREASE) IN CASH AND RESTRICTED CASH	26,118,321	(6,212,840)	(21,622,158)	(3,060,418)
TOTAL CASH AND RESTRICTED CASH, BEGINNING OF YEAR	7,672,514	33,790,835	27,577,995	3,903,412
TOTAL CASH AND RESTRICTED CASH, END OF YEAR	33,790,835	27,577,995	5,955,837	842,994

LESS: CASH FROM DISCONTINUED OPERATION, END OF YEAR	(555,922)	-	-	-
CASH AND RESTRICTED CASH FROM CONTINUING OPERATIONS, END OF YEAR	33,234,913	27,577,995	5,955,837	842,994

THE FOLLOWING TABLE PROVIDES A RECONCILIATION OF CASH AND RESTRICTED CASH REPORTED WITHIN THE STATEMENTS OF FINANCIAL POSISITION THAT SUM TO THE TOTAL OF THE SAME AMOUNTS SHOWN IN THE STATEMENTS OF CASH FLOWS
Cash	30,457,135	18,977,989	3,464,049	490,304
Restricted cash	2,777,778	8,600,006	2,491,788	352,690
Total cash and restricted cash	33,234,913	27,577,995	5,955,837	842,994

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income tax	17,008,156	16,855,871	2,742,284	388,145
Cash paid for interest	2,769,478	2,351,113	1,091,078	154,432

SUPPLEMENTAL DISCLOSURES OF NON-CASH ACTIVITIES
Unpaid balance for the purchase of property and equipment	-	-	112,811	15,967
Distribution to controlling shareholder	-	3,739,659	5,710,160	808,225
Debt reclassification between third party to related party	-	14,832,540	-	-
Deemed distribution from disposal of subsidiaries		74,970,611	-	-
Settlement of accounts payables	-	9,000,000	-	-
Non-cash investments (intangible assets) in a subsidiary	30,000,000	-	-	-
Loans to third parties offset by investment	-	-	41,000,000	5,260,322

The accompanying notes are an integral part of these consolidated financial statements

ENESOON NEW ENERGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Enesoon New Energy Limited (“Enesoon” or “the Company”) is a holding company that was incorporated under the laws of British Virgin Islands on March 16, 2015. The Company and its subsidiaries (collectively referred to as the "Group") specialize in designing, constructing and operating of energy storage facilities and providing smart energy systems in the People’s Republic of China (“China” or “PRC”).

History of the Group

The Group's history began its operations of Shenzhen Enesoon Science & Technology Co., Ltd (“Shenzhen Enesoon”), a limited liability company established in Shenzhen City, Guangdong Province, the People Republic of China (the "PRC") on November 21, 2011, which has been controlled by Mr. Zeng Zhiyong (“Mr. Zeng”) with his spouse Ms. Chen Mingli (collectively “Mr. Zeng Family”) since inception.

The outbreak and spread of the COVID-19 throughout China and worldwide has caused significant volatility in the PRC and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the PRC and international economies. To reduce the spread of the COVID-19, the Chinese government has employed measures including city lockdowns, quarantines, travel restrictions, suspension of business activities, and school closures. Due to difficulties and challenges resulting from the COVID-19 outbreak, the Company temporarily closed its facilities and operations until late March 2020. During this temporary business closure period, there was limited support from the Company’s employees, delayed access to raw material supplies, reduced customer sales orders, and the Company’s inability to promote the sales to customers on a timely basis. Based on the assessment of the current economic environment, customer demand, and sales trend, and the negative impact from COVID-19 outbreak and spread, there is an uncertainty that the Company’s revenue and net profits may be lower than expected for the next 12 months.

Reorganization

As described below, the Company, through a series of transactions which is accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent entity of its subsidiaries. Mr. Zeng Family is the ultimate controlling shareholder of the Company. A Reorganization of the legal structure was completed on November 30, 2020. The Reorganization involved the following steps:

(i)	the incorporation of the Company on March 16, 2015 and amended the article of incorporation on June 3, 2019 and December 17, 2020, to increase the authorized shares from 50,000 ordinary shares to 120,000,000 ordinary shares and reduce the par value of each of the issued ordinary shares from US$1 to US$ 0.01 per share;

(ii)	the incorporation of a wholly –owned subsidiary Enesoon Science & Technology Limited (“Enesoon HK”) under the laws of Hong Kong on April 2, 2015;

(iii)	the incorporation of Enesoon HK’s wholly-owned subsidiary Enesoon New Energy (Shenzhen) Co., Ltd (“WFOE”) on July 20, 2015 in Shenzhen City, Guangdong Province, PRC, under the laws of the PRC; and

(iv)	a series of transfers of the equity ownership of Shenzhen Enesoon to WFOE from the former shareholders of Shenzhen Enesoon:

a.	On August 5, 2015, all the equity interests of Shenzhen Enesoon were transferred to WFOE and Shenzhen Enesoon became a wholly-owned subsidiary of WFOE (the “2015 Transfer”).

b.	During the period from July 21, 2017 to April 4, 2018, certain unrelated institutional investors (the “Original Investors”) invested in Shenzhen Enesoon and became minority shareholders of Shenzhen Enesoon, while Mr. Zeng Family, through WFOE, remains the ultimate control of Shenzhen Enesoon. In anticipation of the listing in the stock market of the United States of America, on November 30, 2020, all the minority shareholders transferred their equity interest in Shenzhen Enesoon to WFOE in exchange for the same percentage of the equity interest in the Company (the “2020 Transfer”).

ENESOON NEW ENERGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (Continued)

The aforesaid Reorganization was completed on November 30, 2020 and the Company became the holding company of the subsidiaries comprising the Group. Mr. Zeng Family and the Original Investors ultimately owns the same percentage of equity interest in Shenzhen Enesoon before and after the Reorganization. Since the Company and its subsidiaries are effectively controlled by Mr. Zeng Family before and after the Reorganization, the Reorganization is considered under common control. The transactions above were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at carrying value and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

ENESOON NEW ENERGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (Continued)

As of June 30, 2020, the Company’s consolidated financial statements reflect the activities for each of the following entities.

Name of Entity	Date of Incorporation or acquisition	Place of Incorporation	% of Ownership	Principal Activities
Enesoon HK	April 2, 2015	Hong Kong	100%	Investment Holding
WFOE	July 20, 2015	PRC	100%	designing, constructing and operating of energy storage facilities and providing smart energy systems
Shenzhen Enesoon	November 21, 2011	PRC	100%	designing, constructing and operating of energy storage facilities and providing smart energy systems
Nanjing Enesoon New Energy Co., Ltd. (“Nanjing Enesoon”)	December 22, 2017	PRC	100%	providing smart energy systems
Shenzhen Enesoon Energy Management Co., Ltd.(“Shenzhen Energy”)	January 22, 2015	PRC	99%	designing, constructing and operating of energy storage facilities and providing smart energy systems
Shandong Enesoon Sanyuanzhu Heat Power Co., Ltd. (“Shandong Sanyuanzhu”)	December 26, 2016	PRC	100%	designing, constructing and operating of energy storage facilities and providing smart energy systems
Shenzhen Enesoon Equipment Technology Co., Ltd. (“Shenzhen Equipment”)	January 3, 2014	PRC	87.5%	designing, constructing and operating of energy storage facilities and providing smart energy systems
Shenzhen Enesoon New Energy Internet Technology Co., Ltd. (“Shenzhen Internet”)	March 19, 2014	PRC	99%	providing smart energy systems
Shenzhen Enesoon Energy Storage Technology Innovation Co., Ltd. (“Shenzhen Storage”)	August 29, 2018	PRC	100%	designing, constructing and operating of energy storage facilities
Sichuan Xiecheng Electric Engineering Design Co., Ltd. (“Sichuan Xiecheng”)	February 22, 2016	PRC	96.8%	designing, constructing and operating of energy storage facilities
Jiangsu Enesoon Technology Co., Ltd. (“Jiangsu Enesoon”)**	May 26, 2014	PRC	98%	designing, constructing and operating of energy storage facilities
Qingdao Enesoon Energy Storage Equipment Co., Ltd. (“Qingdao Storage”)	March 12, 2019	PRC	100%	designing, constructing and operating of energy storage facilities
Nanjing Mingxing Information Technology Co., Ltd. (Nanjing IT)	September 26, 2017	PRC	99%	providing smart energy systems
Nanjing Baoruida Telecommunication Technology Co., Ltd. (“Nanjing TT”)	September 26, 2017	PRC	99%	providing smart energy systems
Tancheng Enesoon Summit New Energy Co., Ltd. (“Tancheng Enesoon”)*	June 5, 2018	PRC	100%	designing, constructing and operating of energy storage facilities
Suqian Kaineng Photo-Electricity Technology Co., Ltd. (“Suqian Enesoon”)*	September 13, 2016	PRC	51%	designing, constructing and operating of energy storage facilities and providing smart energy systems
Wuhua Enesoon Clean Engergy Service Co., Ltd. (“Wuhua Enesoon”)	July 22, 2019	PRC	80%	designing, constructing and operating of energy storage facilities and providing smart energy systems
Shenzhen Enesoon Intelligent System Co., Ltd. (“Intelligent System”)	June 2, 2020	PRC	99%	designing, constructing and operating of energy storage facilities and providing smart energy systems

** Jiangsu Enesoon was sold to a third-party buyer on November 28, 2019 (Note 21).

* Tancheng Enesoon and Suqian Enesoon were disposed together with Jiangsu Enesoon.

ENESOON NEW ENERGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances are eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned or controlled by the Group. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Group. Non-controlling interest’s operating results are presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Group.

Business combinations

The Group accounts for all business combinations under the acquisition method of accounting in accordance with Accounting Standards codification (“ASC”) 805, Business Combinations, except for business combinations under common control, which is treated similarly to the pooling of interest method of accounting. The acquisition method of accounting requires that the consideration transferred to be allocated to net assets including separately identifiable assets and liabilities the Group acquired, based on their estimated fair value. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of the cost of the acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the acquiree, the difference is recognized directly in earnings.

The determination and allocation of fair values to the identifiable net assets acquired, liabilities assumed and non-controlling interest is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the acquiree’s current business model and industry comparisons. Although the Group believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from forecasted amounts and the differences could be material.

ENESOON NEW ENERGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Discontinued operations

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. Included in the consolidated statements of income and comprehensive income, result from discontinued operations is reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations.

Uses of estimates and assumptions

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, revenue recognition, specifically the nature and timing of satisfaction of performance obligations and variable considerations, allowances for doubtful accounts receivable and other receivables, receivable from disposition of Jiangsu Enesoon, useful lives of property and equipment and intangible assets, the recoverability of investment in debt security and long-lived assets, the measurement of fair value of assets acquired and liabilities assumed in a business combination, valuation of prepayments and other assets and realization of deferred tax assets. Actual results could differ from those estimates.

Cash

Cash represents demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash. The Group maintains most of its bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured. As of June 30, 2018, 2019 and 2020, cash and restricted cash balance in PRC was RMB 25,745,129, RMB 27,408,101 and RMB 5,862,139, respectively.

Restricted cash

Restricted cash represents cash deposited with a bank of RMB 2,777,778, RMB 8,600,006 and RMB 2,491,788 as of June 30, 2018, 2019 and 2020, respectively, as security deposit for loans (Note 17), notes payable (Note 13) issued to the bank and court frozen assets for pending lawsuit (Note 21) . Restriction on the use of such cash and the interest earned thereon is imposed by the banks and remains effective throughout the term of the bank borrowings. Upon repayment of the bank borrowings, the bank’s deposits are available for general use by the Group.

ENESOON NEW ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

•	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Group’s financial instruments, including cash, accounts receivable, prepayments and other current assets, due from related parties, accounts payable, advance from customers, accrued expenses, deferred revenue, short-term bank loans, other loans and taxes payable, approximates their recorded values due to their short-term maturities. The Group determined that the carrying value of the long-term portion of bank loans approximated their fair value as the interest rates applied reflect the current quoted market yield for comparable financial instruments. The carrying value of the investment in debt security as of June 30, 2019 and 2020 approximates its fair value, which was estimated using a discounted cash flow model based on contractual cash flows and a discount rate at the prevailing market yield on the measurement date for similar products, and is classified as a Level 2 fair value measurement.

Accounts Receivable and allowance for doubtful accounts

The accounts receivable represents the Group’s right to consideration in exchange for goods and services that the Group has transferred to the customer before payment is due. Accounts receivable is stated at the historical carrying amount, net of an estimated allowance for uncollectible accounts. The Group usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Group establishes an allowance for doubtful receivables when there is objective evidence that the Group may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The allowance is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The allowance for doubtful accounts balances amounted to RMB 34,413,849, RMB 47,504,964 and RMB 46,327,946 as of June 30, 2018, 2019 and 2020, respectively.

Advances to Suppliers, net

The Group is required from time to time to make cash advances when placing its purchase orders with their suppliers or vendors. The Group reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to refund an advance or provide supplies to the Group. The allowance for doubtful accounts balances amounted to RMB 7,376,802, RMB 14,118,006 and RMB 14,190,993 as of June 30, 2018, 2019 and 2020, respectively.

ENESOON NEW ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Prepayments, deposits and other assets, net

Prepayment, deposits and other assets primarily consist of prepayment made for purchasing goods or services that have not been received or provided; security deposits made to our customers and advances to employees. Prepayments, deposits and other assets are classified as either current or non-current based on the terms of the respective agreements. The balance is unsecured and is reviewed periodically to determine whether their carrying value has become impaired. The allowance for doubtful accounts balances amounted to RMB 2,578,993, RMB 3,545,857 and RMB 3,598,021 as of June 30, 2018, 2019 and 2020, respectively.

Long-term investments

The Group’s long-term investments primarily consist of equity investments in privately held entities accounted for using the measurement alternative and equity investments accounted for using the equity method. On July 1, 2019, the Group adopted ASU 2016-01 Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. According to the guidance, the Group started to record equity investments at fair value, with gains and losses recorded through net earnings. And the Group elected to measure certain equity investments without readily determinable fair value at cost, less impairments, plus or minus observable price changes and assess for impairment quarterly.

Equity investments without readily determinable fair values

After the adoption of this new accounting standard, the Group elected to record equity investments without readily determinable fair values and not accounted for under the equity method at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investment in current earnings. Changes in the carrying value of the equity investment are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. Reasonable efforts shall be made to identify price changes that are known or that can reasonably be known.

Equity investments with readily determinable fair values

Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date.

Equity investments accounted for using the equity method

The Group accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control, using the equity method. The Group adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. The Group assesses its equity investment for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entity, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investments in a privately held entity, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary.

Investment in debt security

The Group invests in debt securities and accounts for the investments based on the nature of the securities invested, and the Group’s intent and ability to hold the investments to maturity. The Group’s investments in debt securities that have a stated maturity and normally pay a prospective fixed rate of return. The Group classifies the investments in debt securities as held-to-maturity when it has both the positive intent and ability to hold them until maturity. Held-to-maturity investments are recorded at amortized cost and are classified as long-term or short-term according to their contractual maturity. Long-term investments are reclassified as short-term when their remaining contractual maturity date is less than one year.

ENESOON NEW ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

For individual securities classified as held-to-maturity securities, the Group evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary, in accordance with ASC 320. Other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made.

Property and equipment, net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided in the amounts sufficient to depreciate the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Buildings	20 years
Transport equipment	5 years
Energy Storage facilities	15 years
Production equipment	1-10 years
Office equipment	1-3 years
Leasehold improvement	1-3 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Intangible Assets, net

Intangible assets consist primarily of software purchased and technology patents acquired, which are stated at cost less accumulated amortization and impairment, if any. Intangible assets are amortized using the straight-line method over the estimated useful lives, which are generally 3 to 5 years or based on the contract term. The estimated useful lives of amortized intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives have changed.

Impairment of Long-lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for each of the years ended June 30, 2018, 2019 and 2020.

ENESOON NEW ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill

Goodwill represents the excess of the consideration over the fair value of the net assets acquired at the date of acquisition. Goodwill is not amortized but rather tested for impairment at least annually at the reporting unit level by applying a fair-value based test in accordance with accounting and disclosure requirements for goodwill and other indefinite-lived intangible assets. This test is performed by management annually or more frequently if the Group believes impairment indicators are present. The Group had only one reporting unit (that also represented the Group’s single operating segment) as of June 30, 2018, 2019 and 2020. Goodwill was allocated 100% to the reporting unit as of June 30, 2018, 2019 and 2020. The Group has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20, Intangibles - Goodwill and Other. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations.

In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Group is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Group must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss in general and administrative expenses.

RMB 1,273,916, nil and nil impairment losses were provided for the years ended June 30, 2018, 2019 and 2020, respectively.

Revenue recognition

The Group generates revenues from the following primary sources: (i) product sales of thermal energy storage materials such as molten salt and related energy storage equipment (“product sales”); (ii) engineering, procurement, and construction Services (“EPC service”) to build customized thermal energy storage projects; (iii) operating and maintenance (“O&M”) services under long term O&M service contracts and (iv) providing thermal energy storage engineering consulting service (“engineering consulting service”).

The Group adopted ASC Topic 606, Revenue from Contracts with Customers, effective as of July 1, 2017. Accordingly, the consolidated financial statements for the years ended June 30, 2018, 2019 and 2020 are presented under ASC 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is the transaction price the Group expects to be entitled to in exchange for the promised services in a contract in the ordinary course of the Group’s activities and is recorded net of value-added tax (“VAT”).To achieve that core principle, the Group applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

ENESOON NEW ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition (Continued)

Product sales contracts

The Group sells thermal energy storage materials such as molten salt and related energy storage equipment to its customers and recognizes revenue at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer. Product sale contracts typically include a single performance obligation and there are no rights of return. The transaction price is based on the fixed contractual price with the customer. Billings to the customer for the sale of products occur at the time the products are transferred to the customer. Other than standard assurance type warranty obligations, which generally provide a 12 months warranty against defects related to the sale of products in accordance with PRC national warranty standard, there are no significant post-shipment obligations with any of our customers that could have an impact on revenue recognition.

Engineering, Procurement and Construction (“EPC”) service contracts

The Group manufactures and constructs thermal energy storage facilities with specifications required by customer under an EPC contract. EPC arrangements governed by customer contracts that require the Group to construct functioning thermal energy storage facilities are generally completed within 1 to 3 months from commencement of engagement. Upon completion, the customer acceptance is generally required. EPC service contracts are fixed priced. Billings to the customers can occur at contractually designated stages throughout the contract period and the Group has enforceable rights to payments on the work in progress.

The Group assesses that EPC contracts typically include two distinct performance obligations, including (i) an obligation to provide engineer design service (Engineer design) and (ii) construction of infrastructure (Construction or EPC service). The Group always provides these two services on standalone basis and customers are able to benefit from each of the service on its own. In addition, the timing of delivery of these two performance obligations can be separately identifiable in the EPC contracts. The transaction price is allocated to these two identified performance obligations based on the relative standalone selling prices. The transaction price allocated to the engineer design is recognized as a part of engineer consulting revenue on a straight-line method over the contractual design period, which is usually 1-3 months. The transaction price allocated to the construction is recognized as EPC service revenue over time as the Group’s performance creates or enhances an energy storage asset controlled by the customer and the control is transferred continuously to our customers. The Group uses an input method based on cost incurred as the Group believes that this method most accurately reflects the Group’s progress toward satisfaction of the construction performance obligation, which usually takes less than 3 months. Under this method, the transaction price allocated to construction service is recognized as work is performed based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligations.

Incurred costs include all direct material, labor and subcontract costs, and those indirect costs related to construction performance, such as indirect labor, supplies, and tools. Cost-based input method requires the Group to make estimates of revenues and costs to complete the construction. In making such estimates, significant judgment is required to evaluate assumptions related to the costs to complete the construction, including materials, labor, and other system costs. The Group’s estimates are based upon the professional knowledge and experience of our engineers and project managers to assess the contract’s schedule, performance, technical matters. The Group has adequate cost history and estimating experience, and believes it can reasonably estimate total construction costs. If the estimated costs are greater than the related revenues, we recognize the entire estimated loss in the period the loss becomes known and can be reasonably estimated. Changes in estimates for EPC services include but not limited to cost forecast changes and change orders. The cumulative effect of changes in estimates is recorded in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. If contract modifications result in additional goods or services that are distinct from those transferred before the modification, they are accounted for prospectively as if the Company entered into a new contract. If the goods or services in the modification are not distinct from those in the original contract, sales and gross profit are adjusted using the cumulative catch-up method for revisions in estimated total contract costs and contract values. The Group recognizes revenue, but not profit, on certain uninstalled materials. Revenue on these uninstalled materials is recognized when the cost is incurred (when control is transferred), but the associated profit is not recognized until the end of the project. The costs of uninstalled materials will be tracked separately within the Group.

ENESOON NEW ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition (Continued)

The Group generally provides a standard assurance type warranty for its EPC arrangements. The warranty period is typically 24 months upon completion of construction and customer acceptance in accordance with PRC national warranty standard. The Group estimates expenses for the cost to repair under warranty and accrue a liability in cost of revenue for this amount. The determination of the Group’s warranty requirements is based on actual historical experience. To date, the Group has not incurred a material warranty expense on any construction contract. However, as a policy, provisions for warranty liability will be made during the period in which a provision for warranty liability becomes probable and can be reasonably estimated.

Operating and Maintenance (“O&M”) service contracts

The Group enters into O&M contracts with customers to provide regular operating and maintenance service for thermal energy storage facilities owned by customers with the objective of optimizing customers' thermal energy storage operation. Billings to the customers are generally on a monthly or quarterly basis over the contract term. The O&M contracts typically include a single performance obligation. The revenue from O&M service is recognized over the contract term on a straight-line basis as customers receive and consume benefits of such services.

Transaction price of O&M service arrangements may include variable consideration in the form of performance bonus or penalty. The Group reflects, in the transaction price the estimates variable consideration for these contracts using the most likely amount approach on the basis of historical information and current trends of the contract performance to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur.

Engineering consulting service

The Group enters into fixed priced engineering consulting contracts with customers to provide standalone design or feasibility study for the customer’s thermal energy projects and offers training with general-purpose thermal energy storage applications to customers. The Group believes the engineering consulting service is satisfied over the contract term, which is generally within 1-3 months.

Cooperation with business partners

To develop EPC service or O&M service, the Group collaborates with an independent local business partner in each designated graphic area and incorporates a partner-operated project company (“project Company”). Upon incorporation, the independent local business partner contributes most capital and controls the project company, while the Group contributes less capital and owns less than 15% equity interest in the project company (Note 11). The Group does not have any significant influence over the retained non-controlling interest in all project companies. The project company develops thermal energy storage projects with local government or real estate developers then enters into EPC or O&M service arrangement with the Group. The Group acts as the primary obligor in the EPC or O&M arrangements and recognizes revenue on a gross basis of the contracted amount when all the revenue recognition criteria are met.

In certain circumstances, the Group engages third party suppliers to perform part of the aforementioned services in fulfilling its contract obligation. In these cases, the Group controls and takes responsibilities for such services before the services are transferred to the customer. The Group has the right to direct the suppliers to perform the service and control the goods or assets transferred to its customers. Thus, the Group considers it should recognize revenue as a principal in the gross amount of consideration to which it is entitled in exchange for the EPC and O&M services transferred.

Shipping and Handling Costs

The Group account for shipping and handling activities related to contracts with customers as costs to fulfill our promise to transfer goods and, accordingly, records such expense in cost of revenue.

ENESOON NEW ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition (Continued)

Contract costs

Contract costs include contract acquisition costs and contract fulfillment costs which are all recorded within prepayments, deposits, and other assets in the consolidated balance sheets.

Contract acquisition costs consist of incremental costs incurred by the Group to originate contracts with customers. Contract acquisition costs, which generally include costs that are only incurred as a result of obtaining a contract, are capitalized when the incremental costs are expected to be recovered over the contract period. All other costs incurred regardless of obtaining a contract are expensed as incurred. Contract acquisition costs are amortized over the period the costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs relate. Contract fulfillments costs consist of costs incurred by the Group to fulfill a contract with a customer and are capitalized when the costs generate or enhance resources that will be used in satisfying future performance obligations of the contract and the costs are expected to be recovered. Capitalized contract fulfillment costs generally include contracted services, direct labor, materials, and allocable overhead directly related to resources required to fulfill the contract. Contract fulfillment costs are recognized in cost of revenue during the period that the related costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs are related. There were no contract acquisition costs and fulfillment costs as of June 30, 2018, 2019 and 2020.

Contract balance

For the product sales, the Group generally requires the payment to be made upon delivery. For EPC contracts, the Group generally requires a down payment for a portion of the transaction price upon or shortly after entering into the agreement and a significant portion (45%-65%) of remaining payment upon completion of construction and customer acceptance. For O&M service contracts, the Group generally requires a monthly or quarterly payment over the contract term. The payment terms for engineer consulting contracts vary by contracts but generally are due on the end of contract term. For all types of contracts, the Group typically does not include extended payment terms in our contracts with customers.

The Group records contract assets (e.g., “unbilled accounts receivable”) for revenue that has been recognized in advance of billing the customer. The unbilled accounts receivable represents the Group’s right to consideration in exchange for service that the Group has performed to the customer before payment is due and the unbilled account receivable will be reclassified to billed accounts receivable when the Group has the right to invoice. Contract liabilities are presented as advances from customers on the consolidated balance sheet. Contract liabilities relate to payments received in advance of completion of performance obligations under a contract. Contract liabilities are recognized as revenue upon the completion of performance obligations. As of June 30, 2018, 2019 and 2020, the balance of advances from customers amounted to RMB 3,901,693, RMB 2,352,025 and RMB 2,479,980, respectively.

Government subsidies

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to a property and equipment, it is recognized as a reduction to property and equipment. Most of government subsidies represent amounts granted by local government authorities as an incentive for companies to promote the development of the local technology industry. The Group records government subsidies as other income when there is no further performance obligation.

ENESOON NEW ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Government subsidies (Continued)

For the year ended June 30, 2018, the Group received government subsidies in aggregated of RMB 1,455,264 to support its operation, which was included in other income of the consolidated statement of income and comprehensive income. For the year ended June 30, 2019, the Group received government subsidies in aggregated of RMB 3,827,474 to supports the Group’s operation, among that RMB 1,121,776 was included in other income of the consolidated statements of income and comprehensive income and RMB 2,705,698 was deferred and included in accrued expense and other liabilities. In addition, Qinghai Enesoon New Material Technology Co., Ltd (“Qinghai”), a wholly-owned subsidiary of the Group which was disposed for the year ended June 30, 2019 (Note 4), received government subsidies to compensate its capital expenditure in research prior to the disposal. The government subsidy amounted to RMB 3,000,000 and was recorded as reduction of Qinghai’s property and equipment. For the year ended June 30, 2020, the Group received government subsidies in aggregated of RMB 3,437,877 to support its development of energy saving service to the communities, which was included in other income of the consolidated statement of income and comprehensive income.

Operating leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Group are currently classified as operating leases.

Value added tax (“VAT”)

Revenue represents the invoiced value of goods and service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Group’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740 (‘‘ASC 740’’), Income Taxes. The Group accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended June 30, 2018, 2019 and 2020. All of the tax returns of the Group’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

ENESOON NEW ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Employee defined contribution plan

Full-time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group make contributions to the government for these benefits based on government prescribed percentage of the employee’s salaries. The Group has no legal obligation for the benefits beyond the contributions. The total amount was expensed as incurred. For the years ended June 30, 2018, 2019 and 2020, employee welfare contribution expense amounted to RMB 3,044,521, RMB 4,361,923 and RMB 3,341,857, respectively.

Earnings per Share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and the Group’s entities incorporated in the British Virgin Islands (“BVI”), and Hong Kong (“HK”) is the Hong Kong dollars (“HKD”). The functional currency of the Group’s PRC subsidiaries is the RMB.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date. Translation gains and losses are recognized in the combined and consolidated statements of comprehensive loss.

The Group's reporting currency is Renminbi ("RMB"). For entities within the Group that have a functional currency other than the reporting currency, assets and liabilities are translated from each entity's functional currency to the reporting currency at the exchange rates in effect on the balance sheet date. Equity amounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a component of other comprehensive income in the statements of comprehensive income (loss) and the consolidated statements of changes in equity.

Convenience Translation into United States Dollars

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income (loss) and consolidated statements of cash flows from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 7.0651 on June 30, 2020. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on June 30, 2020, or at any other rate.

Advertising expenditures

Advertising expenditures are expensed as incurred and such expenses were included as part of selling expenses. For the year ended June 30, 2018, 2019 and 2020, the advertising expenses amounted to RMB 857,226, RMB 200,521 and RMB 343,096, respectively.

ENESOON NEW ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Research and Development Expenses

Research and development expenses consist primarily of salaries and related personnel costs, depreciation and the cost of materials and services used for the development of products, including experiments and testing. All research and development costs are expensed as incurred. For the years ended June 30, 2018, 2019 and 2020, research and development expenses was
RMB 12,775,090, RMB 17,767,659 and RMB 15,123,814, respectively.

Segment reporting

The Group’s chief operating decision-maker (“CODM”) has been identified as its Chief Executive Officer, who reviews the consolidated results when making decisions about allocating resources and assessing the performance of the Group as a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The Group’s long-lived assets are all located in the PRC and substantially all of the Group’s revenues are derived from the PRC. Therefore, no geographical segments are presented.

Recent Accounting Pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended ("the JOBS Act"), the Group meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This update will require the recognition of a right-of-use asset and a corresponding lease liability, initially measured at the present value of the lease payments, for all leases with terms longer than 12 months. For operating leases, the asset and liability will be expensed over the lease term on a straight-line basis, with all cash flows included in the operating section of the statement of cash flows. For finance leases, interest on the lease liability will be recognized separately from the amortization of the right-of-use asset in the statement of comprehensive income and the repayment of the principal portion of the lease liability will be classified as a financing activity while the interest component will be included in the operating section of the statement of cash flows. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018 and requires a modified retrospective approach to adoption. Early adoption is permitted. In September 2017, the FASB issued ASU No. 2017-13, which to clarify effective dates that public business entities and other entities were required to adopt ASC Topic 842 for annual reporting. A public business entity that otherwise would not meet the definition of a public business entity except for a requirement to include or the inclusion of its financial statements or financial information in another entity’s filing with the SEC adopting ASC Topic 842 for annual reporting periods beginning after December 15, 2019, and interim reporting periods within annual reporting periods beginning after December 15, 2020. ASU No. 2017-13 also amended that all components of a leveraged lease be recalculated from inception of the lease based on the revised after tax cash flows arising from the change in the tax law, including revised tax rates. The difference between the amounts originally recorded and the recalculated amounts must be included in income of the year in which the tax law is enacted. In November 2019, the FASB issued ASU No. 2019-10, by which to defer the effective date for all other entities by an additional year. As an emerging growth company, the Company has not early adopted this update and it will become effective on July 1, 2021. In June 2020, the FASB issued ASU No. 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) Effective Dates for Certain Entities” (“ASU 2020-05”) in response to the ongoing impacts to businesses in response to the coronavirus (COVID-19) pandemic. ASU 2020-05 provides a limited deferral of the effective dates for implementing previously issued ASU 606 and ASU 842 to give some relief to businesses and the difficulties they are facing during the pandemic. ASU 2020-05 affects entities in the “all other” category and public Not-For-Profit entities that have not gone into effect yet regarding ASU 2016-02, Leases (Topic 842). Entities in the “all other” category may defer to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company has evaluated that upon the adoption of this ASU, the right of use of assets will increase the total assets and the lease payable will increase the total liabilities.

ENESOON NEW ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, which clarified that receivables from operating leases are not within the scope of Topic 326 and instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842. On May 15, 2019, the FASB issued ASU 2019-05, which provides transition relief for entities adopting the Board’s credit losses standard, ASU 2016-13. Specifically, ASU 2019-05 amends ASU 2016-13 to allow companies to irrevocably elect, upon adoption of ASU 2016-13, the fair value option for financial instruments that (1) were previously recorded at amortized cost and (2) are within the scope of the credit losses guidance in ASC 326-20, (3) are eligible for the fair value option under ASC 825-10, and (4) are not held-to-maturity debt securities. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-05 are effective for fiscal years beginning after December 15, 2019, including interim periods therein. An entity may early adopt the ASU in any interim period after its issuance if the entity has adopted ASU 2016-13. For all other entities, the effective date will be the same as the effective date of ASU 2016-13. In November 2019, the FASB issued ASU 2019-11, “Codification Improvements to Topic 326, Financial Instruments – Credit Losses.” ASU 2019-11 is an accounting pronouncement that amends ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The ASU 2019-11 amendment provides clarity and improves the codification to ASU 2016-03. The pronouncement would be effective concurrently with the adoption of ASU 2016-03. The pronouncement is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. In February 2020, the FASB issued ASU No. 2020-02, which provides clarifying guidance and minor updates to ASU No. 2016-13 – Financial Instruments – Credit Loss (Topic 326) (“ASU 2016-13”) and related to ASU No. 2016-02 - Leases (Topic 842). ASU 2020-02 amends the effective date of ASU 2016-13, such that ASU 2016-13 and its amendments will be effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2022. The Group is currently evaluating the impact this ASU will have on its consolidated financial statements and related disclosures.

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Group does not expect this guidance will have a material impact on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning July 1, 2021. The Group is currently evaluating the effect of adopting this ASU on the Group’s consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

ENESOON NEW ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – ACQUSITION AND DIVESTITURES

Acquisition

On September 26, 2017, the Group entered into Purchase Agreements (the " Purchase Agreements") pursuant to which the Group agreed to purchase all of equity interests of Nanjing Mingxing Information Technology Co., Ltd. (Nanjing IT) and Nanjing Baoruida Telecommunication Technology Co., Ltd. (“Nanjing TT”) from a common group of shareholders (the “Sellers”). Neither the Group nor its affiliates have any material relationship with the Sellers other than with respect to the Purchase Agreements. Both Nanjing IT and Nanjing TT are in the same business to develop information technology for smart energy solutions. The Group believes the acquisition will enhance its technology development for smart energy system. The operating results of Nanjing IT and Nanjing TT, which have been included in our consolidated financial statements since the closing date of the acquisition, have not been significant.

The Group’s acquisitions of Nanjing TT and Nanjing IT were accounted for as business combinations in accordance with ASC 805. Since Nanjing TT and Nanjing IT are in the same business with a common ownership before the acquisition, the Group consider the transaction is to acquire the combined entities of Nanjing IT and Nanjing TT. The combined purchase price was RMB 1.5 million in cash. Acquisition-related costs incurred for the acquisitions are not material. The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed for the combined entities at the acquisition date, which represents the net purchase price allocation at the date of the acquisition based on a valuation performed by an independent valuation firm engaged by the Group:

Amount
RMB
Cash acquired	524,045
Other current assets	581,486
Property and equipment	62,099
Current liabilities assumed	(941,546)
Goodwill	1,273,916
Total consideration	1,500,000

Goodwill is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition. None of the goodwill is expected to be deductible for income tax purposes. Due to sluggish business operations subsequent to the acquisition, the Group recorded an impairment of goodwill of RMB 1,273,916 for the year ended June 30, 2018. For the year ended June 30, 2018, the impact of the acquisition of Nanjing IT and Nanjing TT to the pro forma consolidated statements of income and other comprehensive income was not material.

Divestitures

i.	Jiangsu Enesoon Technology Co., Ltd.

On November 28, 2019, the Group sold certain investments in the project companies (Note 11-i) through a disposition of the Group’s 100% equity interest in Jiangsu Enesoon Technology Co., Ltd. (“Jiangsu Enesoon”) and its subsidiaries, Tancheng Enesoon and Suqian Enesoon, which primarily own the Group’s equity investments in the project companies, to a third party investment company (the “Buyer”). The selling price is RMB 99 million, of which the Buyer is obligated to pay RMB 27 million within 30 days after the related agreement was signed on November 28, 2019 and the remaining consideration is payable by the Buyer within two years with quarterly installment payment of RMB 9 million until full payment. As of December 31, 2020, the Buyer has paid RMB 28.2 million and negotiated to defer the rest of the payments for one quarter each due to the difficulties caused by COVID-19. The Group had a disposition loss of approximately RMB 1.7 million with unrecognized financing component of approximately RMB 6.9 million due to the fact that a significant portion of the selling price is payable in two years. In connection with the transaction, the Group transferred its investment in debt security of RMB 24 million previously owned by Jiangsu Enesoon to Shenzhen Enesoon at carrying value prior to the completion of the transaction.

ENESOON NEW ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – ACQUSITION AND DIVESTITURES (Continued)

During fiscal 2020, the non-controlling shareholders of Jiangsu Enesoon made a net capital contribution of RMB 2,240,000 prior to the disposition and the carrying value of non-controlling interest immediately prior the disposition was RMB 1,016,112. Since the disposition transaction was planned and completed subsequent to June 30, 2019 and required comprehensive communications with the related shareholders and additional internal restructure of certain assets prior to the completion of the transaction and management did not have sufficient authority to approve the transaction and cannot commit to the disposition plan until all the shareholders agreed and the disposal group was not available for immediate sales in its present consideration as of June 30, 2019, management considered the disposition of Jiangsu Enesoon did not meet the held for sale criteria as of June 30, 2019 in accordance with ASC 360-10-45-9. The operation results of Jiangsu Enesoon were not material for the years ended June 30, 2018, 2019 and 2020 and did not represent a strategic shift of the Group’s operations nor will have any material impact on the Group’s revenue and operations.

As of June 30, 2020, the aggregated balance due from the Buyer was approximately RMB 71 million, consisting of RMB 36 million included in the current portion of receivable from the disposition and RMB 35 million included in the non-current portion of receivable from the disposition. For the year ended June 30, 2020, the Company recognized RMB 2,401,579 of interest income from the balance due from the Buyer.

June 30, 2020
RMB
Current	36,439,203
Non-current	34,064,501
Total	70,503,704

The future amortization for the unearned interest is as follows:

Year ending June 30,	Estimated Amortization
RMB
2021	2,560,797
2022	1,935,499
Total	4,496,296

The following table summarizes unaudited pro forma results of operations for the years ended June 30, 2018 and 2019 assuming that disposition occurred as of July 1, 2017. The pro forma results have been prepared for comparative purpose only based on management's best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of the beginning of period:

	For the years ended June 30,
	2018	2019

	(Unaudited)
	RMB	RMB
Pro forma revenue	219,378,936	265,687,143
Pro forma income from operations	31,390,552	151,781,331
Pro forma net income	10,769,384	142,712,600

	For the years ended June 30,
	2018	2019

	(Unaudited)
	RMB	RMB
Pro forma current assets	267,148,710	361,338,640
Pro forma total assets	415,606,040	480,888,259
Pro forma current liabilities	154,972,796	95,439,287
Pro forma total liabilities	154,972,796	98,124,533

ENESOON NEW ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – ACQUSITION AND DIVESTITURES (Continued)

ii.	Enesoon (Shenzhen) High-Tech Smart Equipment Co., Ltd

During fiscal 2019, the Group disposed its 100% equity interest in Enesoon (Shenzhen) High-Tech Smart Equipment Co., Ltd (“Smart Equipment”) to an affiliated company controlled by the Zeng Family (“the Smart Equipment Disposition”). The selling price was a nominal amount. Given the fact that Smart Equipment is ultimately controlled by the Zeng Family before and after the transaction, the transaction was accounted as under common control and no gain or loss was recognized. Upon the Smart Equipment Disposition, the carrying value of net liabilities of Smart Equipment was RMB 445,676, which was included as credit amount in the shareholder’s equity. The divestiture was not material to the Group's consolidated financial statements for the years ended June 30, 2018, 2019 and 2020 and was not recorded as discontinued operations.

iii.	Shenzhen Enesoon Clean Energy Investment Co., Ltd.

During fiscal 2019, the Group completed certain divestitures related to the Group’s investments in the project companies through a disposition to a third party of the Group’s 100% equity interest in Shenzhen Enesoon Clean Energy Investment Co., Ltd. (“Clean Energy Investment”), which mainly held the Group’s equity investment in the project companies. The Group received the selling price of RMB 80 million and recognized a gain from disposition of RMB 12,680,885 for the year ended June 30, 2019 (Note 10). During fiscal 2019, the non-controlling shareholders of Clean Energy Investment made a net capital contribution of RMB 450,000 prior to the disposition and the carrying value of non-controlling interest immediately prior the disposition was RMB 896,092. The operation results of Clean Energy Investment were not material for the years ended
June 30, 2018 and 2019 and the divestiture does not qualify as discontinued operations.

iv.	Qinghai Enesoon New Material Technology Co., Ltd.

During fiscal 2019, the Group completed the sale of one of its wholly-owned subsidiaries – Qinghai Enesoon New Material Technology Co., Ltd (“Qinghai”) for a nominal consideration. The Group determined that the disposal of Qinghai met the criteria to be classified as a discontinued operation and, as a result, Qinghai's historical financial results are reflected in the Group's consolidated financial statements as a discontinued operation. Refer to Note 4, "Discontinued Operations," of the notes to consolidated financial statements for further disclosure related to the Group’s discontinued operations.

ENESOON NEW ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 – DISCONTINUED OPERATION

On April 2, 2019, the Group disposed of one of its wholly-owned subsidiaries –Qinghai to a related party group consisting of five purchasers (“the Qinghai Disposition”) for a nominal amount (RMB 1). Among these five purchasers, one purchaser, an affiliated company controlled by the Zeng Family, controls Qinghai after the Qinghai Disposition. Given the fact that Qinghai is ultimately controlled by the Zeng Family before and after the Qinghai Disposition, the transaction was accounted as under common control with no commercial substance, therefore no gain or loss was recognized through the Qinghai Disposition. Upon the Qinghai Disposition, the carrying value of net assets of Qinghai was RMB 75,416,287. As a result of the Qinghai disposition and the Smart Equipment Disposition (note 3), RMB 74,970,611 was considered as a deemed distribution back to the Group’s shareholders and recorded as a reduction of shareholders’ equity. The discontinued operation represents a strategic shift that has a significant effect on the Group’s operations and financial results, which trigger discontinued operations accounting in accordance with ASC 205-20-45. The assets and liabilities related to the discontinued operations are classified as assets/liabilities held for sale as of June 30, 2018, while results of operations related to the discontinued operations, including comparatives, were reported as income (loss) from discontinued operations. The results of discontinued operations for years ended June 30, 2018 and 2019 are as follows:

	For the years ended
	June 30, 2018	June 30, 2019
	RMB	RMB
REVENUES
Product sales	1,316,865	18,969,298
Engineering consulting service	-	4,618,665
Engineering consulting service-related party	-	2,358,490
Total revenues	1,316,865	25,946,453
COST OF REVENUES
Product sales	2,363,908	15,678,535
Engineering consulting service	-	164,661
Total cost of revenues	2,363,908	15,843,196
Gross profit (loss)	(1,047,043)	10,103,257
Operating expenses
Selling expenses	446,838	926,002
General and administrative expenses	1,768,842	2,681,813
Bad debt expense	-	373,484
Research and development expenses	549,737	268,753
Total operating expenses	2,765,417	4,250,052
Income (loss) from discontinued operations	(3,812,460)	5,853,205
Other income (expenses)
Interest income	191,660	2,217
Interest expenses	(668,223)	-
Other income, net	41,182	239,270
Total other (expenses) income, net	(435,381)	241,487
Income (loss) from discontinued operations before income taxes	(4,247,841)	6,094,692
Income tax expense	36,177	1,034,694
Net income (loss) from discontinued operations	(4,284,018)	5,059,998

ENESOON NEW ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 – DISCONTINUED OPERATION (Continued)

Assets and liabilities of the discontinued operations:

As of June 30, 2018
RMB
Cash	555,922
Accounts receivable, net	392,970
Advance to suppliers, net	22,203,547
Prepayment and other assets, net	2,296,261
Due from related party	100,000
Total current assets held for sale	25,548,700
Property and equipment, net	82,783,210
Intangible assets, net	3,258,920
Deferred tax assets	184,356
Long term accounts receivables	2,600,000
Total non-current assets held for sale	88,826,486
Total assets held for sale	114,375,186

Short term bank loan	30,000,000
Accounts payable	16,527,698
Advance from customers	243,000
Taxes payable	31,871
Accrued liabilities and other payables	945,869
Total liabilities held for sale	47,748,438

Note 5 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consisted of the following:

	June 30, 2018	June 30, 2019	June 30, 2020
	RMB	RMB	RMB
Accounts receivable – third parties	129,803,820	319,851,603	363,018,837
Accounts receivable – related parties	-	-	3,517,250
Less: allowance for doubtful accounts	(34,413,849)	(47,504,964)	(46,327,946)
Accounts receivable, net	95,389,971	272,346,639	320,208,141

As of June 30, 2018, 2019 and 2020, the accounts receivable, net balance amounted to RMB 95,389,971, RMB 272,346,639 and RMB 320,208,141, respectively. Unbilled accounts receivable included in accounts receivable above amounted to approximately RMB 23,488,337, RMB 133,185,690 and RMB 239,920,445 as of June 30, 2018, 2019 and 2020, respectively.

ENESOON NEW ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – ACCOUNTS RECEIVABLE, NET (Continued)

The following is an aged analysis of accounts receivables (net of allowance for doubtful accounts) as of June 30, 2018, 2019 and 2020. The total accounts receivable balance was pledged under the general credit line agreement with Shanghai Pudong Development Bank mentioned in Note 17 as of June 30, 2018, 2019 and 2020.

	As of June 30,
Accounts receivable	2018	2019	2020
	RMB	RMB	RMB
Within 90 days	11,004,200	101,745,980	73,753,745
91-180 days	6,899,550	2,503,650	30,090,286
181-365 days	75,873,979	149,815,346	192,579,665
Greater than 1 year	1,612,242	18,281,663	23,784,445
Total accounts receivable	95,389,971	272,346,639	320,208,141

Allowance for doubtful accounts movement:

	June 30, 2018	June 30, 2019	June 30, 2020
	RMB	RMB	RMB
Beginning balance	33,131,292	34,413,849	47,504,964
Provision for doubtful accounts	1,282,557	13,183,303	232,982
Reduction due to divestitures	-	(92,188)	(1,410,000)
Ending balance	34,413,849	47,504,964	46,327,946

 Note 6 – ADVANCE TO SUPPLIERS, NET

Advance to suppliers, net, consisted of the following:

	June 30, 2018	June 30, 2019	June 30, 2020
	RMB	RMB	RMB
Advance to suppliers	71,611,238	50,756,984	76,835,797
Less: allowance for doubtful accounts	(7,376,802)	(14,118,006)	(14,190,993)
Advance to suppliers, net	64,234,436	36,638,978	62,644,804

Allowance for doubtful accounts movement:

	June 30, 2018	June 30, 2019	June 30, 2020
	RMB	RMB	RMB
Beginning balance	786,000	7,376,802	14,118,006
Provision for doubtful accounts	6,590,802	6,741,204	72,987
Ending balance	7,376,802	14,118,006	14,190,993

ENESOON NEW ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — PREPAYMENTS, DEPOSITS AND OTHER ASSETS, NET

Prepayments, deposits and other assets, net consisted of the following:

	June 30, 2018	June 30, 2019	June 30, 2020
	RMB	RMB	RMB
Prepayment and deposits	13,201,980	12,072,187	9,283,217
Security deposits	5,520,423	2,608,045	1,801,860
VAT recoverable	3,210,814	4,311,592	1,468,032
Prepaid expenses	804,856	-	-
Prepayments, deposits and other assets	22,738,073	18,991,824	12,553,109
Less: allowance for doubtful accounts	(2,578,993)	(3,545,857)	(3,598,021)
Prepayments, deposits and other assets, net	20,159,080	15,445,967	8,955,088
Less: Prepayment, deposits and other assets –long term portion, net	(5,520,423)	(2,608,045)	(1,801,860)
Prepayment, deposits and other assets – current portion, net	14,638,657	12,837,922	7,153,228

Allowance for doubtful accounts movement:

	June 30, 2018	June 30, 2019	June 30, 2020
	RMB	RMB	RMB
Beginning balance	2,303,364	2,578,993	3,545,857
Provision for doubtful accounts	1,196,866	957,137	16,253
Written off	(921,237)	-	-
Reduction due to divestitures	-	(100)	-
Exchange	-	9,827	35,911
Ending balance	2,578,993	3,545,857	3,598,021

Note 8 — LOAN RECEIVABLES, NET

For the years ended June 30, 2018, 2019 and 2020, the Group provided loans to third parties including certain suppliers and customers, to secure the business relationship. The annual interest rates ranged from 5.7% to 20% and the loan receivable balances as of June 30, 2018, 2019 and 2020 were due within 12 months.

	June 30, 2018	June 30, 2019	June 30, 2020
	RMB	RMB	RMB
(1)Guangzhou Deneng Heat Equipment Co., Ltd.	2,500,000	-	-
(2)Qinghai Xinda Co., Ltd.	3,350,000	-	-
(3)Lanzhou Dacheng Scientific Technology Co., Ltd.	4,000,000	-	-
(4)Hangzhou Wurui Investment Management Co., Ltd.	2,000,000	-	-
(5)Shouguang Tianyuan New Energy Co., Ltd.	8,500,000	-	-
(6)Shenzhen Qianhai Enesoon Capital Co., Ltd.	-	3,000,000	3,000,000
(7)Huang Zuxin	-	72,367	72,367
(8)Shandong Bluesky Clean Energy Co., Ltd.	-	977,576	977,576
(9)Taian Zhihui Haisong Clean Energy Co., Ltd.	-	76,354	76,354
(10)Qingdao Enesoon Energy Management Co., Ltd.	-	65,977	65,977
(11)Shenzhen Enesoon Clean Energy Investment Co., Ltd.	-	400,000	-
(12)Hunan Ruichuang Huigu New Energy Technology Co., Ltd.	-	-	14,000,000
Total	20,350,000	4,592,274	18,192,274
Less: allowance for doubtful accounts	-	-	(138,344)
Loan receivable, net	20,350,000	4,592,274	18,053,930

ENESOON NEW ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — LOAN RECEIVABLES, NET (Continued)

Allowance for doubtful accounts movement:

	June 30, 2018	June 30, 2019	June 30, 2020
	RMB	RMB	RMB
Beginning balance	-	-	-
Provision for doubtful accounts	10,000,000	-	138,344
Write off	(10,000,000)	-	-
Ending balance	-	-	138,344

(1) On March 27, 2018, the Group provided an RMB 2,500,000 loan to Guangzhou Deneng Heat Equipment Co., Ltd., a third-party supplier, at a fixed annual interest rate of 15.0% per annum. The loan was repaid in August 2018.

(2) During the years ended June 30, 2018 and 2017, the Group provided a series of loans to Qinghai Xinda Co., Ltd., a third-party supplier, at a fixed annual interest rate of 6.0% per annum. The loan balance as of June 30, 2018 amounted to RMB 3,350,000, which was repaid in fiscal 2018.

(3) On August 18, 2017 and September 1, 2017, the Group provided two RMB 2,000,000 loans to Lanzhou Dacheng Scientific Technology Co., Ltd., a third-party supplier, at a fixed annual interest rate of 6.8% per annum. These two loans were repaid in September 2018.

(4) On February 11, 2018, the Group provided an RMB 2,000,000 loan to Hangzhou Wurui Investment Management Co., Ltd., a third-party supplier, at a fixed annual interest rate of 8.0% per annum. The loan was repaid in August 2018.

(5) During the years ended June 30, 2018, the Group provided a series of loans to Shouguang Tianyuan New Energy Co., Ltd., a third-party supplier, at fixed annual interest rates range from 8.0% to 12.0% per annum. The loan balance as of June 30, 2018 amounted to RMB 8,500,000. The loan was disposed together with Shenzhen Enesoon Clean Energy Investment Co., Ltd. in fiscal 2019. (see Note 3)

(6) On September 29, 2018, the Group provided an RMB 4,000,000 loan to Shenzhen Qianhai Enesoon Capital Co., Ltd., a former related party, at a fixed annual interest rate of 12.0% per annum. The loan balance as of June 30, 2020 amounted to RMB 3,000,000. The loan was repaid in September 2020.

(7) On February 27, 2019, the Group provided an RMB 72,367 loan to Mr. Huang Zuxin, a unrelated individual, at a fixed annual interest rate of 8.0% per annum. The loan balance as of June 30, 2020 amounted to RMB 72,367, which was fully allowanced due to long aging.

(8) On January 25, 2019 and March 20, 2019, the Group provided two loans in total of RMB 977,576 to and Shandong Bluesky Clean Energy Co., Ltd., a customer, at a fixed annual interest rate of 8.0% per annum. The loan balance as of June 30, 2020 amounted to RMB 977,576. The loan was repaid in August 2020.

(9) On March 28, 2019, the Group provided an RMB 76,353 loan to Taian Zhihui Haisong Clean Energy Co., Ltd., a customer, at a fixed annual interest rate of 8.0% per annum. The loan balance as of June 30, 2020 amounted to RMB 76,353. The loan was repaid in August 2020.

(10) On March 29, 2019 and April 15, 2019, the Group provided two loans in total of RMB 65,967 to Qingdao Enesoon Energy Management Co., Ltd., a former related party, at fixed annual interest rates range from 8.0% to 12.0% per annum. The loan balance as of June 30, 2020 amounted to RMB 65,967, which was fully allowanced due to long aging.

(11) On December 20, 2018, the Group provided an RMB 400,000 loan to Shenzhen Enesoon Clean Energy Investment Co., Ltd., a former related party, at a fixed annual interest rate of 8.0% per annum. The loan was repaid in November 2019.

(12) During the year ended June 30, 2020, the Group provided a series of interest- free loans in total of RMB 14,000,000 to Hunan Ruichuang Huigu New Energy Technology Co., Ltd., a third party. The loan was repaid in September and October 2020.

ENESOON NEW ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	June 30, 2018	June 30, 2019	June 30, 2020
	RMB	RMB	RMB
Buildings	-	7,192,300	7,192,300
Transport equipment	2,122,221	1,456,899	1,456,899
Office equipment	1,200,188	1,261,191	1,310,190
Production equipment	7,185,611	7,303,008	7,496,475
Energy Storage facilities	8,379,640	8,977,488	6,937,208
Leasehold improvements	40,846	998,156	1,039,273
Subtotal	18,928,506	27,189,042	25,432,345
Less: accumulated depreciation	(4,294,413)	(6,260,368)	(8,554,463)
Property and equipment, net	14,634,093	20,928,674	16,877,882

Depreciation expense for the years ended June 30, 2018, 2019 and 2020 amounted to RMB 1,523,583, RMB 2,015,996 and RMB 2,573,435, respectively. For the year ended June 30, 2020, the depreciation expense included RMB 178,883 depreciation expense related to disposed entities prior to divestitures.

Note 10 — INTANGIBLE ASSETS, NET

Intangible assets, net, consist of the following:

	June 30, 2018	June 30, 2019	June 30, 2020
	RMB	RMB	RMB
Software purchased	87,812	188,719	368,431
Less: accumulated amortization	(24,665)	(65,161)	(123,195)
Intangible assets, net	63,147	123,558	245,236

The amortization expenses were RMB 13,697, RMB 41,513 and RMB 58,034 for the years ended June 30, 2018, 2019 and 2020, respectively.

The future amortization for the intangible assets is expected as follows:

Twelve months ending June 30,	Estimated Amortization Expense
RMB
2021	58,034
2022	58,034
2023	58,034
2024	58,034
2025	13,100
Total	245,236

ENESOON NEW ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — LONG-TERM INVESTMENTS, NET

Long term investments consist of the following:

	Equity investments without readily determinable fair values (i)	Equity investments accounted for using the equity method (ii)	Total
	RMB	RMB	RMB
Balance as of July 1, 2017	600,000	720,773	1,320,773
Addition	29,700,000	500,000	30,200,000
Share of loss in equity method investee	-	(1,220,773)	(1,220,773)
Balance as of June 30, 2018	30,300,000	-	30,300,000
Addition	18,000,000	-	18,000,000
Disposal	(29,700,000)	-	(29,700,000)
Balance as of June 30, 2019	18,600,000	-	18,600,000
Addition	127,000,000	90,000	127,090,000
Share of loss in equity method investee	-	(2)	(2)
Disposal	(67,000,000)	-	(67,000,000)
Impairment loss	(600,000)	-	(600,000)
Balance as of June 30, 2020	78,000,000	89,998	78,089,998
Presented by:
Long term investment	75,000,000	89,998	75,089,998
Long term investment – related party	3,000,000	-	3,000,000
	78,000,000	89,998	78,089,998

(i)	The Group and its unrelated business partners incorporated various project companies. The Group owns 10-15% of equity interest of the project companies, while the unrelated business partner owns the rest of equity interest and controls the project companies (Note 2). The Group considers it does not have significant influences over those project companies. The Group accounted for the investments using the measurement alternative as these project companies are private companies without readily determinable fair value. In January 2019, the Group sold its equity investments in 9 project companies incorporated prior to fiscal 2018, together with a Group’s wholly owned subsidiary, to an unrelated investment fund for consideration of RMB 80 million, which resulted in an aggregated gain of RMB 12,680,885 for the year ended June 30, 2019 (Note 3). In November 2019, the Group sold its equity investments in 13 project companies together with a Group’s wholly owned subsidiary to an unrelated investment fund for consideration of RMB 99 million (Note 3).

For the years ended June 30, 2018, 2019 and 2020, the Group recognized nil, nil and RMB 600,000 impairment losses on the cost method equity investments, due to investee’s slow development of its business. As of June 30, 2018, 2019 and 2020, there were 10, 15 and 24 project companies included in the Group’s long-term investment- cost method investments, respectively. From July 1, 2020 to February 28, 2021, the Group and its unrelated business partners incorporated additional 32 project companies. From July 1, 2020 to February 28, 2021, the Group made additional investments in project companies under cost method l with the aggregated carrying value of RMB206.4 million.

As of June 30, 2020, among all the cost method equity investments, the Company had an equity investment of RMB 3 million in a project company controlled by a related party to the Group’s controlling shareholder. However, the Group does not have significant influences on this project company.

ENESOON NEW ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ENESOON NEW ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — LONG-TERM INVESTMENTS, NET (Continued)

(ii)	Long-term investment – equity investments accounted for using the equity method consist of :

a.	On December 14, 2015, the Group and a listed Company (the “equity investment partner”) in PRC A share incorporated Shenzhen Yongqing Enesoon New Energy Engineer Technology Co., Ltd (“SZYQ”), in which the Group owns 40% of equity interest. The Group considers it has significant influence over SZYQ due to the level of ownership and its participation on SZYQ’s significant business operating and strategic decisions. Due to slow business development, the Group recognized full impairment of this investment in prior years. As a result, the carrying value of the investment in SZYQ was Nil as of June 30, 2018, 2019 and 2020. As of June 30, 2018, 2019 and 2020, the Group had due to SZYQ balances of RMB 2,510,049, RMB 2,510,049 and RMB 2,571,065, respectively, which was interest-free borrowing from the equity investment partner and due on demand. (Note 16)

b.	On December 19, 2016, the Group and two unrelated companies incorporated Beijing Qidi Enesoon Clean Energy Technology Co., Ltd (“BJQD”), in which the Group owns 39% of equity interest. The business development of BJQD was behind shareholders’ expectation, the Group had loss in investment of RMB 1,220,773 in BJQD for the year ended June 30, 2018 and the carrying value of the Group’s investment in BJQD was Nil as of June 30, 2018, 2019 and 2020. For the years ended June 30, 2018, 2019 and 2020, the shares of loss in equity method investment were RMB 1,220,773, Nil and Nil, respectively.

c.	On May 21, 2020, the Group invested RMB 90,000 into Suqian Kaineng Guangdian Technology Co., Ltd. (“SQGD”) and owns 49% of equity interest in SQGD, which started to develop clean energy and thermal energy storage in the local market.

For the years ended June 30, 2018, 2019 and 2020, the Group did not receive any dividends from the above equity investees.

Note 12 — INVESTMENT IN DEBT SECURITY

During the year ended June 30, 2019, the Group invested RMB 24 million into a Limited partnership (“LP”), which further invests the funds to debt market. Pursuant to the agreement, the Group’s investment in LP has a fixed interest rate of 10% starting in January 2019 for a term of 5 years. The interest and the principal of investment is due on the maturity of investment term. The Group considers its investment in LP as an investment in debt security at the time of investment decision was made due to the fact that the Group’s investments in debt securities had a stated maturity with a fixed rate of return. Investment in debt security investments were recorded at amortized cost and classified as long-term according to their contractual maturity. As of June 30, 2019 and 2020, the carrying value of investment principal was RMB 24 million and the Group accrued an interest income of RMB 1,013,661 for the year ended June 30, 2020. For the years ended June 30, 2019 and 2020, the Group did not recognize any impairment loss for the investment in debt security.

Note 13 — NOTES PAYABLE

Notes payable are negotiable instruments issued by financial institutions on the Group’s behalf for their suppliers. These notes can either be endorsed by the suppliers to other third parties as payment or can be factored to other financial institutions before becoming due. These notes don’t have a stated interest rate and are due in six months. The notes payable balances were Nil, RMB 6,245,000 and Nil as of June 30, 2018, 2019 and 2020, respectively. As of June 30, 2018, 2019 and 2020, the Group pledged cash of RMB Nil, RMB 8,300,006 and Nil for the notes payable, respectively.

ENESOON NEW ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — ACCRUED EXPENSE AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	June 30, 2018	June 30, 2019	June 30, 2020
	RMB	RMB	RMB
Payroll payable	1,930,651	2,065,512	3,162,977
Deferred government grant	-	2,705,699	-
Other fees payable	1,826,099	2,753,939	4,385,296
Dividend payable	-	3,739,659	-
Total	3,756,750	11,264,809	7,548,273

Note 15 —LOANS FROM THRID PARTIES

As of June 30, 2019 and 2020, the Group had loans payable to certain unrelated parties aggregating RMB 6,600,000 and RMB 9,127,172. These borrowings were for working capital purpose and due within a 12-month period. The annual interest rate for these loans ranged from nil to 12%. For the years ended June 30, 2019 and 2020, the Group recorded interest expense of RMB 63,800 and RMB 602,173 related to these loans from third parties, respectively.

	June 30, 2019	June 30, 2020
	RMB	RMB
(1) Xu Xingyun	1,000,000	19,062
(2) Xue Hongying	2,000,000	-
(3) Qinghai Lanhetonghui Technology Co., Ltd.	3,600,000	4,032,000
(4) Zhao Guang	-	4,000,000
(5) Li Youling	-	1,076,110
Total	6,600,000	9,127,172

(1) On May 28, 2019, the Group obtained an RMB 1,000,000 loan from Ms. Xu Xingyun, a third-party individual, at a fixed annual interest rate of 12.0% per annum. The loan was repaid in July 2019.

On August 16, 2019, the Group obtained an RMB 500,000 loan from Ms. Xu Xingyun, at a fixed annual interest rate of 24.0% per annum. On August 19, 2019, the Group obtained an RMB 300,000 loan from Ms. Xu Xingyun, at a fixed annual interest rate of 24.0% per annum. The loans were repaid as of October 31, 2019. As of June 30, 2020, there was unpaid interest of RMB 19,062.

(2) On June 17, 2019, the Group obtained an RMB 2,000,000 loan from Ms. Xue Hongying, a third-party individual. The loan was interest-free. The loan was repaid in July 2019.

(3) On May 17, 2019, the Group obtained an RMB 3,600,000 loan from Qinghai Lanhetonghui Technology Co., Ltd. for one year, at a fixed annual interest rate of 12.0% per annum. The Group accrued interest of RMB 432,000 as of June 30, 2020. As of December 31, 2020, the Group has paid RMB 289,000 interest.

(4) On May 20, 2020, the Group obtained an interest-free loan of RMB 14,000,000 from Mr. Zhao Guang for one year. The Group repaid RMB 10,000,000 before June 30, 2020. As of June 30, 2020, the loan balance was RMB 4,000,000. The Group repaid RMB 2,000,000 on July 10, 2020.

(5) On December 6, 2019, the Group obtained an RMB 1,000,000 loan from Ms. Li Youling, a third-party individual, at a fixed annual interest rate of 12.0% per annum for one year. As of June 30, 2020, there was unpaid interest of RMB 76,110.

ENESOON NEW ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — RELATED PARTIES BALANCES AND TRANSACTIONS

Due from related parties

	June 30, 2018	June 30, 2019	June 30, 2020
	RMB	RMB	RMB
Biyun Lantian Holdings limited (“BLH”), controlled by Mr. Zeng Family(1)	20,294,200	-	-
BJQD, an equity investee (Note 11) (5)	100,000	-	-
Mr. Ke Li, the general manager of the Group(2)	725,660	765,602	196,247
Ms. Lan Lan, the vice president of the Group(2)	851,759	586,570	59,960
Mr. Zhicheng Tang, the director of the Group(2)	300,000	-	300,000
Taizhou Jinneng New Energy Co., Ltd.(6)	-	1,073,262	-
Mr. Guoqiang Jiang (2)	-	-	230,000
Total	22,271,619	2,425,434	786,207

Due to related party

	June 30, 2018	June 30, 2019	June 30, 2020
	RMB	RMB	RMB
Biyun Lantian Holdings limited (“BLH”), controlled by Mr. Zeng Family(3)	-	15,070,451	1,373,476
SZYQ (4).	2,510,049	2,510,049	2,571,065
Total	2,510,049	17,580,500	3,944,541

(1)	For the year ended June 30, 2018, the Group provided an interest-free loan to BLH, controlled by Mr. Zeng Family. The balance is due on demand and was fully repaid in 2019.

(2)	The funds were advanced to the Group’s management for business purposes. The balances are due on demand and interest-free. These balances were fully repaid subsequently.

(3)	For the year ended June 30, 2019 and 2020, the Group received interest-free working capital loans from BLH, controlled by Mr. Zeng Family, to fund its operations. The balance is due on demand.

(4)	The Group owns 40% equity interest in SZYQ (Note 11). As of June 30, 2018, 2019 and 2020, the Group had due to SZYQ balances of RMB 2,510,049, RMB 2,510,049 and RMB 2,571,065, respectively, which was interest-free borrowing and due on demand.

(5)	The Group provided an interest-free loan to BJQD in fiscal year 2018, which was fully repaid in fiscal year 2019.

(6)	The Group prepaid expenses to Taizhou Jinneng New Energy Co., Ltd., a former related party supplier, which is no longer a related party in fiscal 2020. The balance was reclassified to prepaid expenses.

ENESOON NEW ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — BANK LOANS

	June 30, 2018	June 30, 2019	June 30, 2020
	RMB	RMB	RMB
Shanghai Pudong Development Bank
(a)Interest rate of 6.80%, from January 11, 2018 to January 11, 2019	2,800,000	-	-
(b)Interest rate of 6.80%, from January 11, 2018 to January 11, 2019	1,866,600	-	-
(c)Interest rate of N/A, from December 25, 2017 to December 24, 2018	10,732,170	-	-
(d)Interest rate of N/A, from December 25, 2017 to December 24, 2018	5,188,980	-	-
(e)Interest rate of N/A, from December 25, 2017 to December 24, 2018	4,256,627	-	-
(f)Interest rate of N/A, from December 28, 2017 to December 24, 2018	7,600,000	-	-
(g)Interest rate of 6.80%, from January 21, 2019 to January 21, 2020	-	1,000,000	-
(h)Interest rate of 6.80%, from January 11, 2019 to January 11, 2020	-	2,000,000	-
(i)Interest rate of 6.80%, from January 11, 2019 to January 11, 2020	-	2,000,000	-
(j)Interest rate of N/A, from January 4, 2019 to December 30, 2020	-	3,000,000	-
Subtotal	32,444,377	8,000,000	-

China Construction Bank
(k)Interest rate of 7.40%, from June 1, 2018 to May 31, 2019	1,775,000	-	-
(l)Interest rate of 7.40%, from June 13, 2018 to June 12, 2019	2,000,000	-	-
(m)Interest rate of 5.44%, from October 9, 2018 to October 9, 2019	-	377,000	-
(n)Interest rate of 5.00%, from June 12, 2019 to June 12, 2020	-	590,000	-
(o)Interest rate of 5.00%, from June 13, 2019 to June 13, 2020	-	849,000	-
(p)Interest rate of 4.5%, from June 12, 2020 to June 12, 2021	-	-	1,000,000
Subtotal	3,775,000	1,816,000	1,000,000

Baoshang Bank
(q)Interest rate of 9.00%, from June 15, 2018 to June 14, 2019	2,000,000	-	-
Industrial Bank
(r)Interest rate of 7.00%, from August 22, 2018 to August 20, 2019	-	1,100,000	-
Bank of China
(s)Interest rate of 5.17%, from October 19, 2018 to October 19, 2019	-	1,000,000	-
(t)Interest rate of 4.57%, from April 30, 2020 to April 29, 2021	-	-	2,000,000
We Bank
(u)Interest rate of 11.50%, from May 24, 2019 to August 24, 2020	-	916,667	166,667
(v)Interest rate of 9.45%, from April 4, 2020 to April 4, 2022	-	-	910,223
Bank of Nanjing
(w)Interest rate of 6.50%, from November 22, 2018 to November 21, 2023	-	3,452,459	2,685,244
China Everbright Bank
(x)Interest rate of 5.0%, from March 31, 2020 to March 30, 2021	-	-	5,600,000
Shenzhen Rural Commercial Bank
(y)Interest rate of 6.9%, from February 28, 2020 to February 28, 2023	-	-	2,760,000
Bank of Communications
(z)Interest rate of 4.75%, from March 30, 2020 to February 27, 2022	-	-	9,850,000
Total	38,219,377	16,285,126	24,972,134
Less: Short-term portion of bank loans	38,219,377	12,832,667	8,766,666
Less: Current maturities of long-term loan	-	767,213	2,583,698
Long-term bank loans	-	2,685,246	13,621,770

ENESOON NEW ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — BANK LOANS (Continued)

As of June 30, 2019, the Group had a general credit line agreement entered with Shanghai Pudong Development Bank, Nanshan Branch on November 25, 2016 for RMB 15,000,000 with expiring date on November 25, 2019. Mr. Zeng Zhiyong, Ms. Chen Mingli, Ms. Zeng Yang (daughter of Mr. Zeng Zhiyong) and Qinghai guaranteed the loans covered by the credit line agreement. Ms. Chen Mingli, and her three friends Ms. Li Youling, Mr. Shi Xiaoping and Mr. Hua Yong pledged four personal real estate properties. The Group pledged all accounts receivable during the period starting November 25, 2016 to November 25, 2019 to Shanghai Pudong Development Bank. The loans (a) to (j) were covered by this agreement. As of June 30, 2019, the unused credit line balance was RMB 7,000,000. The maturity dates of the related outstanding loan balances under this credit line are based on their specific loan agreements. As of June 30, 2020, the general credit line agreement has expired and all the loans under this agreement were repaid.

(a) On January 11, 2018, the Group obtained an RMB 3,000,000 loan from Shanghai Pudong Development Bank, Nanshan Branch, for a term of January 11, 2018 to January 11, 2019, at a fixed annual interest rate of 6.80% per annum. Quarterly repayment of RMB 200,000 is required. After the repayment of RMB 200,000 in April 2018, the loan balance was RMB 2,800,000 as of June 30, 2018. The loan was fully repaid upon maturity.

(b) On January 11, 2018, the Group obtained an RMB 2,000,000 loan from Shanghai Pudong Development Bank, Nanshan Branch, for a term of January 11, 2018 to January 11, 2019, at a fixed annual interest rate of 6.80% per annum. Quarterly repayment of RMB 133,400 is required. After the repayment of RMB 133,400 in April 2018, the loan balance was RMB 1,866,600 as of June 30, 2018. The loan was fully repaid upon maturity.

(c) On December 25, 2017, the Group obtained an RMB 10,732,170 letter of credit from Shanghai Pudong Development Bank, Nanshan Branch, for a term of December 25, 2017 to December 24, 2018. The Group maintained restricted cash deposit of RMB 1,073,217 for the letter of credit. The loan was fully repaid upon maturity.

(d) On December 25, 2017, the Group obtained an RMB 5,188,980 letter of credit from Shanghai Pudong Development Bank, Nanshan Branch, for a term of December 25, 2017 to December 24, 2018. The Group maintained restricted cash deposit of RMB 518,898 for the letter of credit. The loan was fully repaid upon maturity.

(e) On December 25, 2017, the Group obtained an RMB 4,256,627 letter of credit from Shanghai Pudong Development Bank, Nanshan Branch, for a term of December 25, 2017 to December 24, 2018. The Group maintained restricted cash deposit of RMB 425,663 for the letter of credit. The loan was fully repaid upon maturity.

(f) On December 28, 2017, the Group obtained an RMB 7,600,000 letter of credit from Shanghai Pudong Development Bank, Nanshan Branch, for a term of December 28, 2017 to December 24, 2018. The Group maintained restricted cash deposit of RMB 760,000 for the letter of credit. The loan was fully repaid upon maturity.

(g) On January 21, 2019, the Group obtained an RMB 1,000,000 loan from Shanghai Pudong Development Bank, Nanshan Branch, for a term of January 21, 2019 to January 21, 2020, at a fixed annual interest rate of 6.80% per annum. The loan was fully repaid upon maturity.

(h) On January 11, 2019, the Group obtained an RMB 2,000,000 loan from Shanghai Pudong Development Bank, Nanshan Branch, for a term of January 11, 2019 to January 11, 2020, at a fixed annual interest rate of 6.80% per annum. The loan was fully repaid upon maturity.

(i) On January 11, 2019, the Group obtained an RMB 2,000,000 loan from Shanghai Pudong Development Bank, Nanshan Branch, for a term of January 11, 2019 to January 11, 2020, at a fixed annual interest rate of 6.80% per annum. The loan was fully repaid upon maturity.

(j) On January 4, 2019, the Group obtained an RMB 3,000,000 letter of credit from Shanghai Pudong Development Bank, Nanshan Branch, for a term of January 4, 2019 to December 30, 2020. The Group maintained restricted cash of RMB 300,000 for the letter of credit. The loan was fully repaid upon maturity.

ENESOON NEW ENERGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — BANK LOANS (Continued)

(k) On June 1, 2018, the Group obtained an RMB 1,775,000 loan from China Construction Bank, Shenzhen Shahe Branch, for a term of June 1, 2018 to May 31, 2019, at a fixed annual interest rate of 7.40% per annum. The loan was fully repaid as of June 30, 2019.

(l) On June 13, 2018, the Group obtained an RMB 2,000,000 loan from China Construction Bank, Shenzhen Nanshan Branch, for a term of June 13, 2018 to June 12, 2019, at a fixed annual interest rate of 7.40% per annum. The loan was fully repaid as of June 30, 2019.

(m) On October 9, 2018, the Group obtained an RMB 377,000 loan from China Construction Bank, Shenzhen Shahe Branch, for a term of October 9, 2018 to October 9, 2019, at a fixed annual interest rate of 5.44% per annum. The loan was fully repaid in October 2019.

 (n) On June 12, 2019, the Group obtained an RMB 590,000 loan from China Construction Bank, Shenzhen Nanshan Branch, for a term of June 12, 2019 to June 12, 2020, at a fixed annual interest rate of 5.00% per annum. The loan was fully repaid upon maturity.

(o) On June 13, 2019, the Group obtained an RMB 849,000 loan from China Construction Bank, Shenzhen Shangbu Branch, for a term of June 13, 2019 to June 13, 2020, at a fixed annual interest rate of 5.00% per annum. The loan was fully repaid upon maturity.

(p) On June 12, 2020, the Group obtained an RMB 1,000,000 loan from China Construction Bank, Shenzhen Shangbu Branch, for a term of June 12, 2020 to June 12, 2021, at a fixed annual interest rate of 4.5% per annum.

(q) On June 15, 2018, The Group obtained an RMB 2,000,000 loan from Baoshang Bank, Shenzhen Kejiyuan Branch, for a term of June 15, 2018 to June 14, 2019, at a fixed annual interest rate of 9.00% per annum. Ms. Chen Mingli and Mr. Zeng Zhiyong guaranteed the repayment of the loan. The loan was fully repaid as of June 30, 2019.

(r) On August 22, 2018, the Group obtained an RMB 2,000,000 loan from Industrial Bank, Shenzhen Branch, for a term of August 22, 2018 to August 20, 2019, at a fixed annual interest rate of 7.00% per annum. Ms. Chen Mingli and Mr. Zeng Zhiyong guaranteed the repayment of the loan. After the repayment of RMB 900,000, the loan balance was RMB 1,100,000 as of June 30, 2019. The loan was fully repaid in August 2019.

(s) On October 19, 2018, the Group obtained an RMB 1,000,000 loan from Bank of China, Shenzhen Huanggang Branch, for a term of October 19, 2018 to October 19, 2019, at a fixed annual interest rate of 5.17% per annum. Ms. Chen Mingli, Mr. Zeng Zhiyong and Qinghai guaranteed the repayment of the loan. The loan was fully repaid in October 2019.

(t) On April 30, 2020, the Group obtained an RMB 2,000,000 loan from Bank of China, Shenzhen Jingniu Branch, for a term of April 30, 2020 to April 29, 2021, at a fixed annual interest rate of 4.57% per annum. Ms. Chen Mingli, Mr. Zeng Zhiyong and Qinghai guaranteed the repayment of the loan. The loan balance was RMB 2,000,000 as of June 30, 2020.

(u) On May 24, 2019, the Group obtained an RMB 1,000,000 loan from We Bank for a term of May 24, 2019 to August 23, 2020, at a fixed annual interest rate of 11.50% per annum. After the repayment of RMB 83,333 and RMB 750,000 in 2019 and 2020, the loan balance was RMB 166,667 as of June 30, 2020. The remaining balance was repaid in August 2020.

(v) On April 4, 2020, the Group obtained an RMB 992,970 loan from We Bank for a term of April 4, 2020 to April 4, 2022, at a fixed annual interest rate of 9.45% per annum. Mr. Li Ke guaranteed the repayment of the loan. After repayment of RMB 82,748, the loan balance was RMB 910,223 as of June 30, 2020. The Group repaid RMB 330,990 from July 1, 2020 to February 28, 2021.

ENESOON NEW ENERGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — BANK LOANS (Continued)

(w) On November 22, 2018, the Group obtained an RMB 3,900,000 loan from Bank of Nanjing, Jiangbeixinqu Branch, for a term of November 22, 2018 to November 21, 2023, at a fixed annual interest rate of 6.50% per annum. Ms. Chen Mingli, Mr. Zeng Zhiyong and Qinghai guaranteed the repayment of the loan. Monthly repayment of RMB 63,934 is required. After the repayment of RMB 447,541, the loan balance was RMB 3,452,459 as of June 30, 2019, of which RMB 767,213 will be paid within twelve months ending June 30, 2019. After the repayment of RMB 767,213, the loan balance was RMB 2,685,246, of which RMB 767,213 will be paid within twelve months ending June 30, 2020. The Group repaid RMB 511,475 from July 1, 2020 to February 28, 2021.

(x) On March 31, 2020, the Group obtained an RMB 5,600,000 loan from China Everbright Bank, Shenzhen Branch, for a term of March 31, 2020 to March 30, 2021, at a fixed annual interest rate of 5% per annum. Ms. Chen Mingli, Mr. Zeng Zhiyong and WFOE guaranteed the repayment of the loan. The loan balance was RMB 5,600,000 as of June 30, 2020.

(y) On February 28, 2020, the Group obtained an RMB 3,000,000 loan from Bank of Shenzhen Rural Commercial Bank, Tiansha Branch, for a term of February 28, 2020 to February 28, 2023, at a fixed annual interest rate of 6.9% per annum. Ms. Chen Mingli and Mr. Li Ke guaranteed the repayment of the loan. After repayment of RMB240,000, the loan balance was RMB 2,760,000 as of June 30, 2020.

(z) On February 28, 2020, the Group obtained an RMB 10,000,000 loan from Bank of Communications, Shenzhen Branch, for a term of March 30, 2020 to February 27, 2022, at a fixed annual interest rate of 4.75% per annum. Ms. Chen Mingli, Mr. Zeng Zhiyong and Ms. Li Youling guaranteed the repayment of the loan. Ms. Chen Mingli and Ms. Li Youling also pledged personal real estate for the loan. After repayment of RMB150,000, the loan balance was RMB 9,850,000 as of June 30, 2020, of which RMB 600,000 will be paid within twelve months ending June 30, 2021. The Group repaid RMB 400,000 from July 1, 2020 to February 28, 2021.

For the years ended June 30, 2018, 2019 and 2020, interest expense amounted to RMB 2,101,255 and RMB 2,287,312 and RMB 857,942, respectively. For the years ended June 30, 2018, 2019 and 2020, the weighted average annual interest rate for the bank loans was approximately 5.60%, 6.25% and 6.05%, respectively. The repayment schedule for the bank loans are as follows:

Year ending June 30,	Repayment
RMB
2021	11,350,364
2022	11,150,950
2023	2,087,213
2024	383,607
Total	24,972,134

ENESOON NEW ENERGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — TAXES

(a)	Corporate Income Taxes (“CIT”)

BVI

The Company incorporated in the British Virgin Islands is not subject to tax on income or capital gains under the related laws. Additionally, the British Virgin Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under Hong Kong tax laws, Enesoon HK is subject to a statutory income tax rate at 16.5% if revenue is generated in Hong Kong and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Shenzhen Enesoon was approved as an HNTE on June 19, 2015 and successfully renewed the “high-tech enterprise” tax status on October 16, 2018. In addition, Sichuan Xiecheng and Shenzhen Internet were approved as HNTE in September and November of 2018. As a result, Shenzhen Enesoon, Sichuan Xiecheng and Shenzhen Internet have been entitled to a reduced income tax rate of 15%.

The impact of the tax holidays noted above decreased taxes by RMB 5,451,073, RMB 18,168,105 and RMB 17,623,290 for the years ended June 30, 2018, 2019 and 2020, respectively. The benefit of the tax holidays on net income per share (basic and diluted) were RMB 0.07 per share, RMB 0.24 per share and RMB 0.23 per share for the years ended June 30, 2018, 2019 and 2020, respectively.

i)	The components of the income tax provision are as follows:

	For the year ended June 30, 2018	For the year ended June 30, 2019	For the year ended June 30, 2020
	RMB	RMB	RMB
Current	18,685,861	27,197,529	24,060,898
Deferred	(3,495,479)	(2,104,329)	333,820
Total provision for income taxes	15,190,382	25,093,200	24,394,718

ENESOON NEW ENERGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — TAXES (Continued)

ii)	The following table reconciles PRC statutory rates to the Group’s effective tax rate:

The following table reconciles the China statutory rates to the Group’s effective tax rate for the years ended June 30, 2018 and 2019:

	For the year ended June 30, 2018	For the year ended June 30, 2019	For the year ended June 30, 2020
Statutory rate in PRC	25.0%	25.0%	25.0%
Effect of PRC preferential tax rate	(17.5)%	(10.7)%	(10.2)%
R&D additional deduction	-	(1.2)%	(1.3)%
Change in valuation allowance	-	0.8%	(0.9)%
Non-deductible expenses and foreign losses**	14%	1.5%	1.5%
Non-deductible items due to the Group’s internal restructure *	27.3%	-	-
Effective tax rate	48.8%	15.3%	14.1%

* The Group paid additional income tax of RMB 8.5 million in connection with internal restructures for the year ended June 30, 2018.

**non-deductible expense and foreign losses mainly represent expenditures or losses not deductible for PRC tax purpose.

iii)	The following table summarizes deferred tax assets and liabilities resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	June 30, 2018	June 30, 2019	June 30, 2020
	RMB	RMB	RMB
Deferred tax assets:
Allowance for doubtful accounts	8,561,594	11,275,215	10,962,485
Net operating losses carryforward	1,426,153	2,170,254	558,291
Sub-total	9,987,747	13,445,469	11,520,776
Valuation allowance	(865,504)	(2,179,682)	(588,811)
Deferred tax assets, net	9,122,243	11,265,787	10,931,965

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Group’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, valuation allowances of RMB865,504, RMB2,179,682 and RMB588,811 were provided for the Group’s certain subsidiaries with continuous losses as of June 30, 2018, 2019 and 2020. As of June 30, 2018, 2019 and 2020, there were approximately RMB 6.1 million, RMB 9.3 million and RMB 7.9 million net operating losses carryforwards in certain subsidiaries, respectively. The net operating tax loss carryforwards will be fully expired by the end of 2024.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2018, 2019 and 2020, the Group did not have any significant unrecognized uncertain tax positions. The Group did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended June 30, 2018, 2019 and 2020.

ENESOON NEW ENERGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — TAXES (Continued)

(b)	Taxes payable

Taxes payable consist of the following:

	June 30, 2018	June 30, 2019	June 30, 2020
	RMB	RMB	RMB
Income tax payable	630,463	11,089,829	32,340,963
Value-added tax payable	7,232,321	16,856,352	32,582,105
Other taxes payable	71,372	26,488	443,161
Total taxes payable	7,934,156	27,972,669	65,366,229

Note 19 — SHAREHOLDERS’ EQUITY

The Company was established as a holding company under the laws of British Virgin Islands on March 16, 2015. The original authorized number of ordinary shares is 50,000 shares with par value of US$1.00 per share. On June 3, 2019, the Company amended the Memorandum of Association to increase the authorized share capital to 100,000,000 ordinary shares and reduced the par value to US$0.01 per share. On December 17, 2020, the Company amended the Memorandum of Association to increase the authorized share capital to 120,000,000 ordinary shares with par value of US$0.01 per share. As of June 30, 2018, 2019 and 2020, 111,111,111 ordinary shares were issued and outstanding. The shares are presented on a retroactive basis to reflect the recapitalization.

As of June 30, 2018, 2019 and 2020, additional paid-in capital in the consolidated balance sheets represented the combined contributed capital of the Group’s subsidiaries. For the year ended June 30, 2018, controlling shareholders made capital contributions of RMB 342,770,000. For the years ended June 30, 2018 and 2019, the Group had deemed distribution to shareholders of RMB67,232,536 and RMB74,970,611, respectively, as reductions of capital. For the year ended June 30, 2019, the Group distributed cash dividends of RMB3,739,659 to non-controlling shareholders. For the year ended June 30, 2020, the Group issued dividend of RMB5,710,160.

Statutory reserves

The Group is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve as determined pursuant to PRC statutory laws totaled approximately RMB 24.5 million, RMB 36.4 million and RMB 43.9 million as of June 30, 2018, 2019 and 2020, respectively.

Note 20 — Concentrations

(a)	Concentration of credit risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of June 30, 2018, 2019 and 2020, the aggregate amount of cash of RMB 25,745,129, RMB 27,408,101 and RMB 5,862,139, respectively, was held at major financial institutions in PRC, where there is no requirement for the financial institutions to maintain insurance to cover bank deposits in the event of bank failure. To limit the exposure to credit risk relating to deposits, the Group primarily places cash deposits with large financial institutions in the PRC. The Group conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Group establishes an accounting policy to provide for allowance for doubtful accounts based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

ENESOON NEW ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20 — Concentrations (Continued)

(b)	Significant customers

For the year ended June 30, 2020, one customer accounted for approximately 18% of the Group’s total revenues. For the year ended June 30, 2019, one customer accounted for approximately 15% of the Group’s total revenues. For the year ended June 30, 2018, two customers accounted for approximately 38% and 10% of the Group’s total revenues. As of June 30, 2020, two customers accounted for approximately 15% and 11% of the Group’s accounts receivable, respectively. As of June 30, 2019, one customer accounted for approximately 15% of the Group’s accounts receivable. As of June 30, 2018, three customers accounted for 22%, 11% and 10% of the Group’s accounts receivable.

(c)	Significant suppliers

For the year ended June 30, 2020, four suppliers accounted for approximately 19%, 16%, 14% and 13% of the Group’s total purchases, respectively. For the year ended June 30, 2019, three suppliers accounted for approximately 17%, 13% and 12% of the Group’s total purchases, respectively. For the year ended June 30, 2018, two suppliers accounted for approximately 47% and 26% of the Group’s total purchases, respectively. As of June 30, 2020, two suppliers accounted for approximately 14% and 13% of the Group’s total accounts payable, respectively. As of June 30, 2019, two suppliers accounted for approximately 10% and 9% of the Group’s total accounts payable, respectively. As of June 30, 2018, two suppliers accounted for approximately 28% and 24% of the Group’s total accounts payable, respectively.

Note 21 — Commitments and contingencies

Contingencies

From time to time, the Group may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. The Group accrues the liability when the loss is probable and reasonably estimable. As of June 30, 2020, the Group had five outstanding lawsuits with an estimated liability in aggregated of RMB 2.6 million, which was included in the Group's consolidated financial statements as of June 30, 2020. RMB 2,491,788 was frozen in bank due to the pending lawsuits, which was recorded as “restricted cash” as at June 30, 2020 (Note 2). As of February 28, 2021, RMB 3,261,222 was frozen in bank due to the pending lawsuits. Although the outcomes of these legal proceedings cannot be predicted, the Group does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

On November 6, 2018, the Group provided a guarantee for Shandong Shouguang Tianyuan Enesoon New Energy Co., Ltd. (“SGTY”)’s sales-leaseback financing arrangement in the amount of RMB 12 million for term of 5 years. The Group previously invested in SGTY as a project company and disposed such investment to an unrelated party in January 2019
(Note 11).

On December 1, 2018, the Group provided a guarantee for Qinghai Enesoon New Material Technology Co., Ltd. (“Qinghai”)’s RMB 21.5 million loan from Delinha City Rural Investment Co., Ltd. The Group pledged 30% ownership in WOFE for guarantee of this loan. The guarantee period is from December 1, 2018 to February 28, 2022. The maximum amount of undiscounted payments the Group would have to make in the event of default is RMB 21.5 million as of June 30, 2020. On November 2, 2020, the guarantee was cancelled and the Group will not sustain any loss under the guarantee.

ENESOON NEW ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21 — COMMITMENTS AND CONTINGENCIES (Continued)

Operating lease commitments

The Group signed several lease agreements to rent offices for its operations with the latest expiring date of April 30, 2022. As of June 30, 2020, the Group was obligated under operating leases for minimum rentals as follows:

Years ending June 30,	Minimum lease payment
2021	4,527,072
2022	601,635
Total	5,128,707

Rent expense for the years ended June 30, 2018 and 2019 and 2020 were RMB 3,414,144 and RMB 5,839,482 and RMB 5,243,559, respectively.

Note 22 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in the PRC is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. The Group’s PRC subsidiaries are also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory reserves account until the accumulative amount of such reserves reaches 50% of its respective registered capital. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

In addition, the Group’s operations and revenues are conducted and generated in the PRC, all of the Company’s revenues being earned and currency received are denominated in RMB. RMB is subject to the foreign exchange control regulation in China, and, as a result, the Company may be unable to distribute any dividends outside of China due to PRC foreign exchange control regulations that restrict the Company’s ability to convert RMB into USD.

Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party. The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the Group’s PRC subsidiary exceed 25% of the consolidated net assets of the Group.

ENESOON NEW ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Certain information and footnote disclosures normally included in financial statements prepared in conformity with generally accepted accounting principles have been condensed or omitted. The Group’s investment in subsidiary is stated at cost plus equity in undistributed earnings of subsidiaries.

ENESOON NEW ENERGY LIMITED PARENT COMPANY BALANCE SHEETS

	June 30,	June 30,	June 30,
	2018	2019	2020
	RMB	RMB	RMB
ASSETS

Cash	85,696	49,150	363
Due from related parties	-	47,749	-
Other receivables	-	-	5,606
Investment in subsidiaries	260,401,090	324,118,462	469,604,532
TOTAL ASSETS	260,486,786	324,215,361	469,610,501

LIABILITIES
Due to related parties	179,631	-	2,743
TOTAL LIABILITIES	179,631	-	2,743

EQUITY:
Ordinary Shares, US$0.01 par value, 120,000,000 shares authorized, 111,111,111 shares issued and outstanding at June 30, 2018, 2019 and 2020 *	7,627,778	7,627,778	7,627,778
Additional paid-in capital	276,410,870	201,440,259	201,440,259
Statutory reserves	24,532,873	36,365,281	43,865,453
(Accumulated deficit) retained earnings	(48,621,600)	78,159,338	216,160,887
Accumulated other comprehensive income	357,234	622,705	513,381
TOTAL SHAREHOLDERS’ EQUITY	260,307,155	324,215,361	469,607,758

TOTAL LIABILITIES AND EQUITY	260,486,786	324,215,361	469,610,501

*	Shares and per share data are presented on a retroactive basis to reflect the recapitalization

ENESOON NEW ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

ENESOON NEW ENERGY LIMITED PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended June 30,
	2018	2019	2020
	RMB	RMB	RMB
Equity in earnings of subsidiaries	10,611,537	138,621,553	151,258,248
General administrative and other expenses	(1,160)	(8,207)	(46,368)
NET INCOME	10,610,377	138,613,346	151,211,880

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	101,548	265,471	(109,324)
COMPREHENSIVE INCOME	10,711,925	138,878,817	151,102,556

ENESOON NEW ENERGY LIMITED PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2018	2019	2020
	RMB	RMB	RMB
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	10,610,377	138,613,346	151,211,880

Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings of subsidiaries	(10,611,537)	(138,621,553)	(151,258,248)

Changes in operating assets and liabilities:
Due to related parties	179,631	(227,379)	50,492
Other receivables	-	-	(5,606)

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	178,471	(235,586)	(1,482)
EFFECT OF CHANGES OF FOREIGN EXCHANGE RATES ON CASH	(92,775)	199,040	(47,305)
NET INCREASE (DECREASE) IN CASH	85,696	(36,546)	(48,787)
CASH, BEGINNING OF YEAR	-	85,696	49,150
CASH, END OF YEAR	85,696	49,150	363

ENESOON NEW ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23 — Subsequent events

Management evaluated subsequent events of the Group through June 28, 2021, the date the consolidated financial statements were issued, and concluded that no subsequent events have occurred that would require recognition in the Consolidated Financial Statements or disclosure in the Notes to the Consolidated Financial Statements, except as follows:

On July 10, 2020, the Group obtained an RMB 200,000 interest-free loan from Qinghai Enesoon New Material Co., Ltd., a former related party, for a term from July 10, 2020 to July 31, 2020. The loan was repaid upon maturity.

On July 20, 2020, the Group signed a loan agreement to obtain an RMB 480,000 loan from Shenzhen Lingtan Gaoke VC., Ltd., a related party, for a term of one year, at a fixed annual interest rate of 12% per annum. The Company has received RMB 480,000 as of December 31, 2020.

On July 28, 2020, the Group obtained an RMB 260,000 interest-free loan from Enesoon (Shenzhen) High-end Intelligent Equipment Co., Ltd., a related party, for a term from July 28, 2020 to August 3, 2021.

On July 31, 2020, the Group signed a loan agreement to obtain an RMB 1,000,000 loan from Shenzhen Lingtan Gaoke VC., Ltd., a related party, for a term of one year, at a fixed annual interest rate of 12% per annum. The Company has received RMB 950,000 as of December 31, 2020.

On August 2, 2020, the Group obtained an RMB 240,000 loan from We Bank, for a term from August 2, 2020 to September 4, 2022, at a fixed annual interest rate of 9.45% per annum. The Group shall repay principal of RMB 11,463 per month. Ms. Chen Mingli and Mr. Zeng Zhiyong guaranteed the repayment of the loan. The Group has repaid RMB 68,778 of principal from September 1, 2020 to February 28, 2021.

On August 24, 2020, the Group obtained an RMB 300,000 loan from Lan Lan, a related party, for a term of one year, at a fixed annual interest rate of 12% per annum.

On August 24, 2020, the Group obtained an RMB 3,000,000 loan from Dongguan Bank, for a term from August 24, 2020 to August 23, 2021, at a fixed annual interest rate of 5.5% per annum. The Group shall repay principal of RMB 150,000 per quarter. The Group has repaid RMB 300,000 of principal from September 1, 2020 to February 28, 2021.

On August 24, 2020, the Group entered into a series investment agreements (together “the Agreement”)) with Hangzhou Jingming Investment management LP (“JM LP”), a third party to the Company. Pursuant to the Agreement, JM LP invested in aggregated of RMB 200 million (the “Financing”) in Sichuan Xiecheng and owned 51% equity of Sichuan Xiecheng. The Group is obligated to buyback the Financing in accordance with the buyback schedule with the related annual return to JM LP ranging from 15% to 20% on annual basis. The controlling shareholder of the Group provides the personal guarantee for the buyback by December 31, 2022.

On August 25, 2020, the Group obtained an RMB 800,000 loan from Shenzhen Lingtan Gaoke VC., Ltd., a related party, for a term of one year, at a fixed annual interest rate of 12% per annum.

On September 14, 2020, the Group obtained an RMB 5,000,000 loan from Shenzhen Lingtan Gaoke VC., Ltd., a related party, at a fixed annual interest rate of 12% per annum. The loan was repaid on September 18, 2020.

On September 17, 2020, the Group obtained an RMB 300,000 loan from Lan Lan, a related party, for a term from September 17, 2020 to September 16, 2023, at a fixed annual interest rate of 12% per annum.

On September 17, 2020, the Group obtained an RMB 5,000,000 loan from China Communication Bank, for a term from September 17, 2020 to September 16, 2021, at a fixed annual interest rate of 5.8725% per annum. Ms. Chen Mingli and Mr. Zeng Zhiyong guaranteed the repayment of the loan. The Group pledged a patent to guarantee the repayment of the loan. Ms. Chen Mingli also pledged a personal real estate property to guarantee the repayment of the loan.

ENESOON NEW ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23 — Subsequent events (Continued)

On September 18, 2020, the Group obtained an RMB 250,000 loan from Lan Lan, a related party, for a term from September 17, 2020 to September 16, 2023, at a fixed annual interest rate of 12% per annum.

In November 2020, the Group signed an agreement with Changsha Sicheng Investment Management Co., Ltd, a third party, to transfer 40% of equity interest in SZYQ for a total consideration of RMB 11,271,064, which included a cash payment of RMB 8,700,000 and exemption of the RMB 2,571,065 balance due to SZYQ. The Group recognized a disposal gain of RMB 11,271,064.

On February 7, 2021, the Group obtained an RMB 2,000,000 loan from We Bank, for a term from February 7, 2021 to March 9, 2021, at a fixed annual interest rate of 3.6% per annum.

On March 22, 2021, the Group obtained an RMB 2,000,000 loan from Postal Savings Bank of China, for a term from March 22, 2021 to February 21, 2022, at a fixed annual interest rate of 5.5% per annum. The loan is guaranteed by CEO Mr. Li Ke and his wife Ms. Liu Dan.

On March 31, 2021, the Company and the Company’s shareholder have entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Fuwei Films (Holdings) Co., Ltd (“Fuwei Films”), a Nasdaq listed company (Nasdaq: FFHL). The Purchase Agreement will result in the issuance by Fuwei Films of 111,111,111 new ordinary shares (“Consideration Shares”) in exchange for all outstanding shares of the Company. As a result of this transaction, the shareholders of the Company will beneficially own in the aggregate approximately 97.1% of Fuwei Films’ outstanding shares. The closing of the transactions contemplated under the Purchase Agreement is subject to various closing conditions, including approval of the issuance of Consideration Shares by the shareholders of Fuwei Films, receipt of NASDAQ approval, receipt by Fuwei Films of a satisfactory fairness opinion or valuation and other customary conditions.

On April 11, 2021, the Group obtained an RMB 290,000 loan from We Bank, for a term from April 11, 2021 to April 10, 2023, at a fixed annual interest rate of 9% per annum.

On April 9, 2021, the Group obtained an RMB 2,980,000 loan from We Bank, for a term from April 9, 2021 to April 8 21, 2023, at a fixed annual interest rate of 8.46% per annum.

On April 16, 2021, the Group obtained an RMB 500,000 loan from Jiangsu Bank, for a term from April 16, 2021 to April 16, 2022, at a fixed annual interest rate of 6.09% per annum.

On April 20, 2021, the Group obtained an RMB 3,000,000 loan from Huishang Bank, for a term from April 20, 2021 to April 20, 2022, at a fixed annual interest rate of 5.57% per annum.